        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                AS FILED PURSUANT TO RULE 424(A)
                                                      REGISTRATION NO. 333-53346

                 SUBJECT TO COMPLETION, DATED JANUARY 19, 2001

PROSPECTUS

            , 2001

                                 [EVERCEL LOGO]

                        3,000,000 SHARES OF COMMON STOCK

                            ------------------------

EVERCEL, INC.:

- We have developed and are manufacturing rechargeable nickel-zinc batteries. We believe that our batteries have superior characteristics when compared with conventional lead-acid batteries. Our initial target markets for our batteries are the electric trolling motor market and the scooter market.

- Evercel, Inc.
  2 Lee Mac Avenue
  Danbury, Connecticut 06810
  (203) 825-3900

SYMBOL AND MARKET:

- EVRC/Nasdaq National Market

THE OFFERING:
- We are offering 3,000,000 shares of our common stock.

- We have granted the underwriters an option to purchase an additional 450,000 shares of common stock to cover over-allotments.

- There is an existing trading market for our shares. The last reported sale price on January 18, 2001 was $11.69 per share.

- We plan to use the net proceeds from this offering to equip our Virginia production facility with a second automated line, for research and development and for working capital and general corporate purposes.

- Closing:             , 2001.

                                                              PER SHARE     TOTAL
                                                              ---------    --------
Public offering price.......................................   $           $
Underwriting fees...........................................
Proceeds to Evercel(1)......................................

---------------
(1) Excludes offering expenses estimated to be $400,000.

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

MORGAN KEEGAN & COMPANY, INC.                            BURNHAM SECURITIES INC.

                       DESCRIPTION OF INSIDE FRONT COVER


     The name "Evercel" is on the top of the page. There are six pictures on the page:

     1)   an electric scooter;

     2)   another electric scooter;

     3)   a sports fishing boat;

     4)   an Evertroll battery;

     5)   the Xiamen production line; and

     6)   the Virginia production facility.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Price Range of Common Stock.................................   14
Capitalization..............................................   15
Selected Financial Data.....................................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   21
Management..................................................   31
Related Party Transactions..................................   32
Principal Stockholders......................................   34
Description of Capital Stock................................   36
Shares Eligible for Future Sale.............................   38
Underwriting................................................   40
Legal Matters...............................................   42
Experts.....................................................   42
Where You Can Find More Information.........................   42
Incorporation of Certain Documents by Reference.............   43
Index to Financial Statements...............................  F-1
Independent Auditors' Report................................  F-2

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

     The name Evercel and our logo are names and trademarks that belong to us. This prospectus also contains the names of other entities which are the property of their respective owners.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. In addition to historical information, the following summary and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and contained elsewhere in this prospectus.

OUR BUSINESS AND TECHNOLOGY

     We have developed and are manufacturing rechargeable nickel-zinc batteries. We believe that our rechargeable nickel-zinc batteries have superior characteristics when compared with conventional lead-acid batteries. Our patented technology and unique manufacturing process allow us to produce rechargeable nickel-zinc batteries with a unique combination of characteristics, including:

     - extended run time;

     - light weight;

     - maintenance free construction;

     - favorable environmental profile; and

     - lower lifetime cost.

     For a comparison of the battery performance characteristics of our nickel-zinc batteries with other types of batteries, see
"Business -- Competitive Battery Technologies" beginning on page 25.

     We are initially manufacturing and selling our batteries in two markets. At our manufacturing facility in Newport News, Virginia, we are producing Evertroll(TM) brand batteries for electric trolling motors used in sportfishing boats. While the retail price of the Evertroll battery will be significantly higher than that of a lead-acid battery, we believe that the durability and extended life of the Evertroll battery will result in a cost per hour of operation that will be less than one-half that of a lead-acid battery over the life of the battery. The estimated size of the electric trolling motor market in the United States is three million lead-acid batteries annually. Our manufacturing facility in Virginia currently has the capacity to produce approximately 100,000 Evertroll batteries annually. We intend to use the proceeds of this offering to equip a second automated line that will increase the annual capacity of the facility to 200,000 Evertroll batteries. In January and March 2001, our rechargeable nickel-zinc batteries will be featured in major sporting catalogues with a combined distribution of 6.2 million copies.

     We are also selling and manufacturing our batteries in the scooter market. We own a majority interest in a joint venture in the People's Republic of China (the PRC) that manufactures rechargeable nickel-zinc batteries for scooter markets in Italy and Taiwan. We believe that our batteries can provide a 60-100 kilometer operating range for electric scooters with acceleration and performance characteristics comparable to gasoline-powered scooters. Our initial target markets for electric scooters are in Europe and Taiwan. We have recently received an order for 3,250 batteries to be delivered over the next year from Oxygen S.p.A., our affiliate that was recently formed to manufacture and distribute scooters and other electric vehicles in Europe. The worldwide market for electric and gasoline powered scooters is approximately six million units annually. The estimated combined market for electric and gasoline-powered scooters in Europe and Taiwan is approximately three million units annually. The current manufacturing capacity of our joint venture in the PRC is approximately 80,000 12-volt battery packs annually. Our joint venture in the PRC plans to expand manufacturing capacity to 240,000 12-volt battery packs annually by the end of 2001. Electric scooters require four 12-volt battery packs to power a medium size electric scooter and up to ten 12-volt battery packs to power a large electric scooter.

OUR STRATEGY

     We have recently introduced our battery technology to the motive power market. We now seek to:

     - establish Evercel(R) and Evertroll(TM) as premium brand names;

     - create a manufacturing and distribution network with global reach;

     - sell trolling motor batteries to consumers and boat manufacturers;

     - sell scooter batteries directly to original equipment manufacturers;

     - pursue strategic alliances to access additional markets for our batteries; and

     - maintain our technical leadership through continued research and development.

     In addition to our current target markets, we believe our battery technology has future applications in other markets, including:

     - neighborhood electric vehicles, such as golf carts;

     - wheelchairs;

     - electric bicycles;

     - uninterruptible power supplies, such as back-up power supplies for computers;

     - yard tools, including lawn mowers and trimmers; and

     - 42-volt battery systems for automobiles and trucks.

     Our proprietary rechargeable nickel-zinc battery is the result of over 30 years of research and development in advanced battery technologies. Between 1970 and 1999, we operated as the battery business group of FuelCell Energy, Inc., formerly known as Energy Research Corporation. On February 22, 1999, we were spun-off from FuelCell as an independent company.

     Our principal executive offices are located at 2 Lee Mac Avenue, Danbury, Connecticut 06810, and our telephone number is (203) 825-3900.

     We maintain websites on the Internet at WWW.EVERCEL.COM and WWW.EVERTROLL.COM. Information contained in or connected to our Internet websites does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered..........   3,000,000 shares

Shares of common stock to be
  outstanding after this
  offering....................   10,431,952 shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering will be approximately $30.6 million.
                                 We intend to use these proceeds:

                                 - to equip our Virginia manufacturing facility
                                   with a second automated line;

                                 - for additional research and development in
                                   battery technology; and

                                 - for working capital and general corporate
                                   purposes. See "Use of Proceeds."

Risk Factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market
symbol........................   EVRC

     Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. In addition, we have adjusted all of the information in this prospectus, except as otherwise noted, to reflect a 2-for-1 stock split, accomplished by means of a 100% stock dividend paid to stockholders on March 22, 2000.

     The number of shares to be outstanding immediately after this offering does not include:

     - 676,499 shares of our common stock issuable upon stock options outstanding at December 31, 2000, at a weighted average exercise price of $9.32 share;

     - 555,200 shares of our common stock issuable upon warrants outstanding at December 31, 2000, at a weighted average exercise price of $8.70 per share; and

     - 714,523 shares of our common stock issuable upon conversion of our Series A convertible preferred stock outstanding as of December 31, 2000.

                             SUMMARY FINANCIAL DATA

     The following table summarizes statements of operations data for our business. You should read this information together with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus. The as adjusted balance sheet data as of September 30, 2000 reflects the sale of the 3,000,000 shares of common stock in this offering, assuming an offering price of $11.00 per share and after underwriting discounts and commissions and our estimated offering expenses.

                                                                        TWO
                                     YEARS ENDED                       MONTHS             NINE MONTHS ENDED
                       ----------------------------------------        ENDED        ------------------------------
                        OCTOBER        OCTOBER        OCTOBER         DECEMBER        SEPTEMBER        SEPTEMBER
                          31,            31,            31,             31,              30,              30,
                          1997           1998           1999          1999(c)           1999             2000
                       ----------     ----------     ----------     ------------    -------------    -------------
                                                                                             (UNAUDITED)
                                             (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
  DATA:
Revenues.............  $      436     $      438     $      196      $       13      $       --       $       94
Total operating costs
  and expenses.......       1,303          3,769          5,568           1,361           3,763            8,428
Interest income, net,
  equity in net loss
  of affiliates,
  license fee income
  and other
  expense............          --             --             51              28              79              912
Income tax benefit...        (295)        (1,006)          (360)             --            (111)              88
                       ----------     ----------     ----------      ----------      ----------       ----------
Net loss.............  $     (572)    $   (2,325)    $   (4,961)     $   (1,320)     $   (3,573)      $   (7,510)
                       ----------     ----------     ----------      ----------      ----------       ----------
Preferred stock
  dividends..........          --             --             --             (22)             --             (396)
                       ----------     ----------     ----------      ----------      ----------       ----------
Net loss -- common
  stockholders.......  $     (572)    $   (2,325)    $   (4,961)     $   (1,342)     $   (3,573)      $   (7,906)
                       ----------     ----------     ----------      ----------      ----------       ----------
Basic and diluted
  loss per share.....  $    (0.21)(a) $    (0.84)(a) $    (1.11)(b)  $    (0.23)(b)  $    (0.80)(b)   $    (1.22)(b)
                       ==========     ==========     ==========      ==========      ==========       ==========
Basic and diluted
  shares
  outstanding........   2,778,000(a)   2,778,000(a)   4,456,538(b)    5,722,000(b)    4,466,000(b)     6,455,000(b)
                       ==========     ==========     ==========      ==========      ==========       ==========

---------------
(a) Represents the pro forma loss per share and shares assumed to be outstanding based on the number of shares outstanding immediately after our spin-off from FuelCell.

(b) Due to losses we have incurred, dilutive instruments, consisting of outstanding shares of Series A preferred stock, options and warrants, have been excluded from diluted shares. At December 31, 1999 and September 30, 2000, there were outstanding 264,000 shares of Series A preferred stock convertible into 960,000 shares of common stock and related warrants exercisable for 595,268 shares of common stock. At September 30, 1999 and October 31, 1999, there were outstanding options exercisable for 605,098 and 625,098 shares of common stock, respectively. At December 31, 1999 and September 30, 2000, there were outstanding options exercisable for 627,098 and 674,499 shares of common stock, respectively.

(c) In 1999, we changed our fiscal year end from October 31 to December 31.

                                                                      AS OF
                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 9,596      $40,216
Total assets................................................   19,173       49,793
Total current liabilities...................................    2,467        2,467
Total stockholders' equity..................................   16,591       47,211

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before purchasing our common stock. The factors discussed below, as well as other factors not currently known to us or that we currently deem immaterial, may harm our business, financial condition and results of operations and could result in a complete loss of your investment.

                            RISKS RELATED TO EVERCEL

WE WERE A PART OF FUELCELL UNTIL FEBRUARY 1999 AND FACE SIGNIFICANT RISKS TYPICAL OF NEW COMPANIES, WHICH COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Until February 1999, we operated as the battery business group of FuelCell and currently are in the early stage of a large-scale commercial release of our initial products. Accordingly, we only have a limited operating history from which you can evaluate our business and prospects. Our limited operating history makes predicting the future results of our operations or the risks we will face difficult. Our business model has not been tested and, accordingly, we cannot be certain that our business strategy will be successful.

WE HAVE INCURRED SUBSTANTIAL LOSSES SINCE OUR FORMATION AND MAY NOT BECOME PROFITABLE IN THE FUTURE. IF WE CONTINUE TO INCUR LOSSES, THE VALUE OF OUR COMMON STOCK COULD DECLINE.

     We are not profitable and have had limited revenues. We cannot assure you that we will become profitable in the foreseeable future, if ever. For the nine months ended September 30, 2000, the two months ended December 31, 1999, and the twelve months ended October 31, 1999, we had losses available to common stockholders of $7.9 million, $1.3 million and $5.0 million, respectively. We expect that we will continue to incur losses through 2001. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

WE ARE DEPENDENT ON OUR NICKEL-ZINC BATTERY PRODUCT LINE AND ARE UNCERTAIN WHETHER OUR BATTERIES WILL BE WIDELY ACCEPTED IN THE MARKETPLACE.

     We believe that we will depend on sales of our nickel-zinc batteries for substantially all of our revenues for the foreseeable future. Our success will depend upon the market acceptance of our nickel-zinc battery technology. Our nickel-zinc batteries have not achieved, and may never achieve, market acceptance. Our introduction of new products may be delayed or unsuccessful. Our batteries will be a more expensive initial purchase than competing batteries and other technologies. We cannot assure you that we will be successful in convincing customers of the value of our batteries over their life cycles and their other performance advantages. Our success will depend, in large part, on our ability to meet customer requirements by developing and introducing, on a timely basis, new products and enhanced and modified versions of our current products. We cannot assure you that we will be able to do so. Our competitors may introduce new technologies or refine existing technologies that will be more appealing to customers than our products.

OUR INABILITY TO ENFORCE OUR PATENTS, PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN THE RIGHT TO USE CERTAIN INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     Patents, trade secrets and other proprietary rights are important to our success and competitive position. Our efforts to protect our proprietary rights, including our patents, may be inadequate and may not prevent others from claiming violations by us of their property rights. In addition, because of the intense competition in battery technology and the large number of patents filed, or being filed, we may need to use other companies' patents under license agreements. We cannot assure you that we will be able to reach an agreement to use those patents and whether the terms of such an agreement would be acceptable to us. If any court or competent authority concludes that our products or manufacturing processes have infringed upon the product or process rights held by others, our business, financial condition and results of operations could be harmed. Additionally, a determination that we have infringed upon the product or process rights held by others could result in the loss of our proprietary rights, subject us to liability to third parties or prevent us from manufacturing or selling our products, any of which could have a material negative effect on our business and hinder our intentions to market our products or sell our nickel-zinc battery technology. We cannot assure you that patents will be issued from any pending applications, that the claims allowed under any patents will be sufficiently broad to protect our technology, that any patents issued to us will not be challenged, invalidated or circumvented, or as to the degree or adequacy of protection any patents or patent applications may afford. We could incur substantial costs in prosecuting and defending patent and other proprietary rights suits.

     Our policy is to also protect our proprietary rights in our products and operations through contractual obligations including nondisclosure agreements with certain employees, customers, consultants, licensees and strategic partners. We also cannot assure you as to the degree of protection these contractual measures may afford.

     We have not filed for patent protection in certain potential major markets such as southeast Asia. Any agreements that we reach with partners in these areas would have to be based on trade secrets and know-how. In the future, we may seek patent protection in those areas. In addition, some foreign countries in which we may do business provide significantly less patent and proprietary rights protection than the United States.

     We also rely on know-how and trade secrets to establish our battery technologies for commercial applications and we cannot assure you that we can adequately protect this information in our dealings with other companies. If other competitors or organizations develop similar or better battery technologies through their own efforts, these developments could have an adverse effect on our business.

EVEN IF OUR PRODUCTS ARE A SUCCESS, WE MAY BE UNABLE TO MEET DEMAND. OUR FAILURE TO MEET DEMAND COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS AND FINANCIAL RESULTS.

     Rapid growth of our advanced rechargeable nickel-zinc battery business may significantly strain our management, operations and technical resources. If we are successful in obtaining rapid market penetration of our rechargeable nickel-zinc batteries, we will wish to either satisfy customer orders with quality products on a timely basis at a reasonable cost to those customers or license our technology to others who can manufacture and distribute our products. We also have no experience with the capabilities of our shipping contractors and cannot assure you that our shipping contractors will be able to ship our products in a timely manner. Additionally, we currently have limited manufacturing capability and no experience in large-scale manufacturing of our rechargeable nickel-zinc batteries or in automated assembly and packaging technology.

     We currently operate our Virginia facility with one automated line, and we intend to add a second automated line with the proceeds of this offering. Our joint venture in the PRC also intends to expand its manufacturing capability. We cannot assure you that our business will achieve rapid growth or that our efforts (or the efforts of those companies which are granted licenses to our technology) to expand manufacturing capacity or the number of employees will be successful. In addition, we cannot assure you that we will not have difficulties meeting necessary quality control standards as we expand our manufacturing capabilities. Our business, financial condition and results of operations may be harmed if we encounter difficulties in effectively managing the budgeting, forecasting, quality control and other process control issues presented by rapid growth. Additionally, we cannot assure you that we or our licensees will be able to satisfy commercial-scale production requirements on a timely and cost-effective basis.

       RISKS RELATED TO OUR INVESTMENT IN THE PEOPLE'S REPUBLIC OF CHINA

     We conduct business in the People's Republic of China (the PRC) through:

     - our 50.5% ownership interest in a joint venture with Xiamen Three Circles Co., Ltd. that manufactures rechargeable nickel-zinc batteries for the scooter markets in Italy and Taiwan from a plant in Xiamen; and

     - the licensing of our technology to that joint venture pursuant to the Three Circles License Agreement.

     The following risk factors relate to our business in the PRC.

CHANGES IN THE POLITICAL ENVIRONMENT IN THE PRC MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The value of our interest in our joint venture in the PRC and the profitability of that joint venture may be adversely affected by changes in the political environment in the PRC. The PRC is a socialist state which, since 1949, has been, and is expected to continue to be, controlled by the Communist Party of China. Changes in the political leadership in the PRC could lead to changes in legal and business regulation and the general political, economic and social environment in that country. Those changes could adversely affect our business, financial condition and results of operations if they prohibit or restrict foreign investment in the PRC or result in increased costs for our joint venture.

     One of the target markets for nickel-zinc batteries manufactured from the Xiamen plant is Taiwan. The relationship between the PRC and Taiwan has been marked with political and economic tension. Our joint venture in the PRC could be adversely affected if bans or restrictions were imposed on trade between those two countries.

     In addition, we have relationships with individuals in the PRC whose status and political influence could be adversely affected as a result of political changes in that country. Any such changes in the political leadership or current economic reform policies or the imposition of additional restrictions of foreign-owned enterprises could have a material adverse effect on the business of our joint venture in the PRC and, as a result, our interest in that joint venture. Any such changes could also adversely affect our rights and revenues under the Three Circles License Agreement.

WE MAY HAVE DIFFICULTY PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS IN THE PRC WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We have licensed our technology for use by our joint venture in the PRC pursuant to the Technology Transfer and the Three Circles License Agreement. This agreement provides for the use of our nickel-zinc batteries for miners' lamps, two- and three-wheel vehicles, industrial traction equipment, off-road golf carts, boats and all terrain vehicles in the PRC on an exclusive basis and in southeast Asia on a non-exclusive basis. We protect our technology in the PRC through a combination of patent applications, contractual arrangements and trade secrets. Patent and other intellectual property rights receive substantially less protection in the PRC than is available in the United States. We cannot assure you that we will be able to protect our proprietary rights in the PRC or elsewhere. The unauthorized use of our technology by others, particularly in the PRC where labor costs are low, could have a material adverse effect on our business, financial condition and results of operation.

RESTRICTIONS ON REPATRIATION OF FOREIGN CURRENCY OR FOREIGN CURRENCY EXCHANGE AND VOLATILITY OF EXCHANGE RATES COULD ADVERSELY AFFECT OUR ABILITY TO OBTAIN DISTRIBUTIONS, LICENSE PAYMENTS OR ROYALTIES SOURCED FROM THE PRC.

     The PRC regulates the repatriation of foreign currencies as payments to foreigners, including investors and licensors, and the conversion of renminbi (the official currency of the PRC) into foreign currencies, such as the U.S. dollar. As a result, we may be restricted or prevented from receiving distributions, license payments or royalties from our joint venture in the PRC even if they are needed to meet obligations of our business or would be better employed in our business outside of the PRC. In addition, distributions from our joint venture in the PRC, license payments and royalties may be subject to taxation by the PRC as well as tax authorities in the United States.

     We expect that our joint venture in the PRC will receive a substantial portion of its revenues in renminbi. A portion of those revenues will have to be converted to other currencies to meet contractual obligations (such as payment obligations to suppliers) or for purposes of remitting these funds to us as return of capital, dividends or license payments. Under our joint venture, we are entitled to receive distributions and royalties based on sales using our technology and other distributions from our joint venture. Our joint venture may be unable to convert sufficient renminbi into foreign currency to enable it to comply with its foreign currency payment obligations, including royalty payments distributions to us. In the event of a depressed market in renminbi, the cost of foreign currency could prevent our joint venture in the PRC from paying distributions and license fees to us. In addition, fluctuations in the exchange rate of the renminbi into U.S. dollars, which has shown significant volatility, could have an adverse effect on the license fees owed to us.

LAWS, REGULATIONS AND POLICIES IN THE PRC MAY NEGATIVELY AFFECT OUR INVESTMENT IN THAT COUNTRY DUE TO INCONSISTENT APPLICATION OR ADVERSE INTERPRETATION, ENFORCEMENT OR EVOLUTION.

     The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation. As the legal system in the PRC develops, our investment in our joint venture may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local laws by national laws. In circumstances where adequate laws exist, we may not be able to obtain timely and equitable enforcement of those laws.

EXPROPRIATION OF JOINT VENTURE PROPERTY BY THE PRC GOVERNMENT WOULD ADVERSELY AFFECT US.

     Following the formation of the PRC in 1949, the PRC government renounced various debt obligations incurred by predecessor governments, which obligations remain in default, and expropriated assets without compensation. We cannot assure you that, in the future, expropriation or nationalization of the assets of our joint venture in the PRC will not occur. Such an expropriation or nationalization could result in a total loss of our investment in our joint venture in the PRC.

                    ADDITIONAL RISKS RELATED TO OUR BUSINESS

OUR SUCCESS DEPENDS UPON THE SUCCESS OF THE MANUFACTURERS WHO MAY USE OUR PRODUCTS OR LICENSE OUR TECHNOLOGY.

     A substantial portion of our business will depend upon the success of products sold by manufacturers that may use our batteries or license our technology. For example, one factor determining the quantity of purchase orders we may receive from scooter manufacturers in the future is the success of that company's scooter. We are subject to many risks beyond our control that influence the success or failure of manufacturers' particular products including, among others factors:

     - competition faced by those manufacturers in their particular industry;

     - market acceptance of the manufacturers' products;

     - engineering, sales and marketing and management capabilities of those manufacturers;

     - technical challenges unrelated to our technology or problems faced by any of those manufacturers in developing their products; and

     - financial and other resources of those other manufacturers.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES.

     The battery industry has experienced, and is expected to continue to experience, rapid technological change. Our growth and future success will depend, in part, on our ability to enhance and modify existing products and to introduce new products in new markets. Our product development efforts require and are expected to continue to require, substantial investments by us for research, refinement and testing. We cannot assure you that we will have the resources to do this.

INTENSE COMPETITION AND THE EMERGENCE OF COMPETING TECHNOLOGIES COULD ADVERSELY AFFECT THE SALE OF OUR PRODUCTS.

     The rechargeable battery industry is characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to, or substitutable for, ours. We are subject to competition from manufacturers of traditional rechargeable batteries, from manufacturers of rechargeable batteries with advanced technologies, as well as from companies engaged in the development of batteries incorporating new technologies. We cannot assure you that we will be successful in competing with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources than we have. A number of companies with substantially greater resources than ours are pursuing the development of a wide variety of battery technologies which are expected to compete with our technology.

     Other companies undertaking research and development activities of solid-polymer batteries have already developed prototypes and are constructing commercial scale production facilities. If other companies successfully market their batteries prior to the introduction of our products, there may be a material adverse effect on our business, financial condition and results of operations. The market for our products, as well as the products that use our batteries and technology, is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We cannot assure you that competitors will not develop technologies or products that would render our technology and products obsolete or less marketable.

OUR ABILITY TO ADEQUATELY LICENSE OUR TECHNOLOGY MAY AFFECT OUR SUCCESS.

     Our growth and success will be dependent to a substantial extent on our reputation. Since we anticipate licensing our technology to others, our reputation may be affected by the performance of the companies to which we license our technology. Our licenses may grant exclusivity with respect to certain uses or geographic areas. As a result, we will be wholly dependent on the success of the licensee for success with respect to any exclusive use or geographical area. We cannot assure you that we will be successful in granting our licenses to those who are likely to succeed. In addition, license agreements with foreign companies may be subject to additional risks, such as exchange rate fluctuations, political instability or weaknesses in the local economy. Certain provisions of the license agreements that benefit us may be subject to restrictions in foreign laws that limit our ability to enforce those contractual provisions. In addition, it may be more difficult to register and protect our proprietary rights in certain foreign countries. Our failure to obtain suitable licensees of our technology or the failure of our licensees to achieve our manufacturing or quality control standards or otherwise meet our expectations could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO ENTER INTO JOINT VENTURES OR OTHER STRATEGIC ARRANGEMENTS MAY AFFECT OUR SUCCESS.

     We intend to enter into additional joint venture arrangements in the future to sell or license our battery technology. Our joint venture in the PRC is with a foreign partner and we anticipate that future joint ventures may be with foreign partners or entities. As a result, such future joint ventures may be subject to the political climate and economies of the foreign countries where such partners reside. We cannot assure you that our joint venture partners or other partners will provide us with the support we anticipate, or that any of the joint ventures or other relationships will be successful in developing batteries for use with their intended products, or that any of the joint ventures or other relationships will be successful in manufacturing and marketing their batteries for such products once developed. Any of our international operations will also be subject to certain external business risks such as exchange rate fluctuations, political instability and a significant weakening of a local economy in which a foreign joint venture operates or is located. Certain provisions of the joint venture agreements that are for our benefit may be subject to restrictions in foreign laws that limit our ability to enforce those contractual provisions. Failure of these joint ventures to be successful could have a material adverse effect on our business and prospects.

OUR SUCCESS DEPENDS ON THE RETENTION AND HIRING OF CERTAIN KEY PERSONNEL.

     Because of the specialized, technical nature of our business, we are highly dependent on certain members of our management, marketing, engineering and technical staff including Robert L. Kanode, President and Chief Executive Officer, and Allen Charkey, Executive Vice President and Chief Technology Officer, the loss of whose services could have a material adverse effect on our business, financial condition and results of operations. Based on our commercialization and expansion plans, we will require a significant increase in the number of our employees and the employees of our joint venture in the PRC. Our success will depend upon, among other factors, attracting and retaining additional highly skilled and experienced managerial, sales, marketing, engineering and technical personnel. We cannot assure you that we will be able to recruit or retain such personnel.

THE ADDITION OR MODIFICATION OF ENVIRONMENTAL LAWS MAY ADVERSELY AFFECT BOTH OUR FUTURE AND PAST OPERATIONS.

     Foreign, federal, state and local regulations impose various environmental controls on the manufacture, transportation, storage, use and disposal of batteries and certain chemicals used in the manufacture of batteries. We cannot assure you that conditions relating to our historical operations which require expenditures for clean-up will not be discovered in the future or that changes in environmental laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Our batteries contain a limited amount of lead in the negative electrodes. We cannot assure you that the United States Environmental Protection Agency or other governmental agencies in the U.S. or abroad will not determine that the lead content or the nickel in our batteries makes them unsuitable for landfill disposal. Although we believe we are presently in compliance with all foreign, federal, state and local governmental regulations, we cannot assure you that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our batteries or restricting disposal of batteries will not be imposed or as to the effect such regulations may have on us or our customers.

WE MAY BE ADVERSELY AFFECTED BY OUR DEPENDENCE UPON CERTAIN RAW MATERIALS USED IN THE PRODUCTION OF OUR BATTERIES.

     The principal raw materials used in the production of our battery products are nickel and zinc. Prices for both nickel and zinc are subject to market forces beyond our control. Our future profitability may be materially adversely affected by increased nickel or zinc prices to the extent we are unable to pass on higher raw material costs to our customers. To attempt to reduce such risks, we may engage in forward purchases and hedging transactions to manage raw material costs and inventory relative to anticipated production requirements. We cannot assure you that such activities will be successful or will not result in increased losses.

ONE OF THE MATERIALS WE USE IN OUR BATTERIES IS ONLY AVAILABLE FROM ONE
SUPPLIER.

     Certain separator materials used in the production of our batteries are only available from one supplier. We cannot assure you that alternate materials would be available to us at an acceptable price, or quickly enough so as not to disrupt production.

WE OFFER AN EXTENDED WARRANTY ON SOME OF OUR PRODUCTS, AND WE HAVE NO HISTORICAL EXPERIENCE AS TO OUR POTENTIAL LIABILITY.

     We offer an extended warranty for our trolling motor batteries. Our warranty is substantially greater than the existing warranties of most of our competitors. We have no historical experience in evaluating the potential liability that could be created by claims under that warranty. If the claims made under that extended warranty exceed expected levels against which we have reserved, our results of operations and financial condition could be adversely affected.

PRODUCT LIABILITY CLAIMS COULD RESULT IN COSTS TO US OR IMPEDE DEMAND FOR OUR PRODUCTS.

     The sale of our products may expose us to product liability claims from consumers. Certain materials we use in our batteries could, if used improperly, cause injuries to others. In addition, because our batteries are new products, any accident involving them or other battery products could impede demand for our products.

                       RISKS RELATED TO OUR COMMON STOCK

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

     We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. In the past, we have experienced negative cash flow from operations. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least 2001. We may need to raise additional funds prior to the expiration of this period if, for example, we pursue business acquisitions or experience operational losses that exceed our current expectations. We also cannot assure you that we will be able to put in place any future credit facilities that will address our future capital needs, in whole or in part.

OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS.

     We expect that our quarterly operating results will fluctuate significantly. As a result, the market price for our common stock is likely to be highly volatile and subject to wide fluctuations. Factors, many of which are beyond our control, that may affect our quarterly results include:

     - announcements of technological innovations or new products or services or pricing changes by us or our competitors;

     - conditions or trends in the battery or electric vehicle industries;

     - changes in the economic performance and/or market valuations of other battery or electric power companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - currency fluctuations;

     - release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; or

     - potential litigation.

     Many companies that have experienced volatility in the market price of their stocks have been the subject of securities class action litigation. We may be involved in a securities class action lawsuit in the future. Litigation often results in substantial costs and the diversion of management's attention and resources and could harm our business, financial condition and results of operations.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FALL.

     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants or the conversion of our Series A preferred stock, in the public market following this offering, the market price of our common stock could fall. These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 10,431,952 shares of common stock, assuming no exercise of the underwriters' over-allotment option, no conversion of our Series A preferred stock and no exercise of our outstanding options or warrants. Of these shares, 8,971,691 shares will be freely tradable. Of the remaining shares, 1,460,261 will be eligible for sale in the public market beginning 180 days after the date of this prospectus, subject to volume and other restrictions pursuant to Rule 144 under the Securities Act. However, Morgan Keegan & Company, Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. As at December 31, 2000, an additional 1,946,222 shares of common stock were issuable upon conversion of the Series A preferred stock and exercise of outstanding options and warrants.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The public offering price per share will be substantially higher than the net tangible book value per share immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value per share of the common stock from the price you paid. We have a large number of Series A preferred shares which are convertible into our common stock at prices significantly below the public offering price of our common stock. We also have a large number of outstanding stock options and warrants to purchase our common stock with exercise prices significantly below the public offering price of our common stock. To the extent that the holders of these options or warrants convert or exercise them, you will experience further dilution.

WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends on our common stock in the foreseeable future.

PROVISIONS OF DELAWARE AND CONNECTICUT LAW AND OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT.

     Provisions in our certificate of incorporation and by-laws and in the Delaware and Connecticut corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors. See "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words or terms of similar meaning and are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include statements relating to:

     - our strategy, future operations and financial plans;

     - competition;

     - the development of our battery technology;

     - acquisition and expansion strategy;

     - development of products;

     - use of proceeds;

     - projected capital expenditures;

     - liquidity;

     - our intention to reinvest earnings from our joint venture in the PRC back into the joint venture;

     - development of additional revenue sources;

     - doing business in the PRC;

     - development and maintenance of strategic alliances;

     - market acceptance of our battery technology;

     - ability to develop brand identification; and

     - global expansion.

     Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including inaccurate assumptions we might make or known or unknown risks and uncertainties, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from our sale of 3,000,000 shares of our common stock in this offering will be approximately $30.6 million, assuming a public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We expect to receive approximately $4.7 million in additional net proceeds if the underwriters' over-allotment option is exercised in full.

     We currently intend to use the net proceeds as follows:

     - approximately $8.0 million to build a second automated manufacturing line in our Virginia production facility for the manufacture of rechargeable nickel-zinc batteries;

     - approximately $1.0 million for additional research and development in battery technology; and

     - the balance for general corporate purposes and working capital, which may include marketing and promotion expenses, sponsorships, acquiring additional businesses, products and technologies or establishing joint ventures. We have no specific agreements or commitments to enter into any acquisitions or additional joint ventures.

     We will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds of the offering in short-term and intermediate-term interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and we do not intend to pay any cash dividends in the near future on our common stock. At this time, we intend to retain our future earnings to fund the expansion of our business. Our dividend policy may be reviewed by our board of directors from time to time, based on our performance and our financial condition.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sales prices of our common stock for the quarters indicated, as reported by the Nasdaq National Market and the Nasdaq Small Cap Market for the applicable periods.

     Our common stock has been traded on the Nasdaq National Market since May 4, 2000, and previously on the Nasdaq Small Cap Market from April 5, 1999.

                                                              HIGH      LOW
                                                             ------    ------
CALENDAR 2001
First Quarter (through January 18, 2001)...................  $11.75    $ 8.94
CALENDAR 2000
First Quarter..............................................  $30.75    $12.00
Second Quarter.............................................   24.00     12.38
Third Quarter..............................................   22.56     11.00
Fourth Quarter.............................................   21.94      5.78
CALENDAR 1999
Second Quarter.............................................  $ 6.13    $ 2.41
Third Quarter..............................................    7.41      4.25
Fourth Quarter.............................................   12.88      5.19

     On January 18, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $11.69 per share. As of January 18, 2001, there were approximately 160 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2000:

     - on an actual basis; and

     - as adjusted to give effect to the sale of 3,000,000 shares of common stock by us in this offering, after deducting the underwriting discounts and offering expenses payable by us, assuming an offering price of $11.00 per share.

     You should read the information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus.

                                                          SEPTEMBER 30, 2000
                                                        -----------------------
                                                         ACTUAL     AS ADJUSTED
                                                        --------    -----------
                                                            (IN THOUSANDS)
Stockholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares
  authorized, 264,000 shares of Series A preferred
  stock issued and outstanding with cumulative
  dividends at 8%.....................................  $      3     $      3
Common stock, $.01 par value; 30,000,000 shares
  authorized; 7,137,504 shares issued and outstanding,
  actual; 10,137,504 shares issued and outstanding, as
  adjusted............................................        71          101
Note receivable from stockholder......................      (300)        (300)
Additional paid-in capital............................    30,103       60,693
Accumulated deficit...................................   (13,286)     (13,286)
                                                        --------     --------
          Total stockholders' equity..................    16,591       47,211
                                                        --------     --------
          TOTAL CAPITALIZATION........................  $ 16,591     $ 47,211
                                                        ========     ========

     The above table excludes:

     - 960,000 shares of our common stock issuable upon the conversion of our Series A preferred stock outstanding as of September 30, 2000;

     - 603,200 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2000, at a weighted exercise price of $8.66 per share; and

     - 674,499 shares of our common stock issuable upon exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $9.28 per share.

     The table also assumes no exercise of the underwriters' over-allotment option.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below is for the years ended October 31, 1995, 1996, 1997, 1998 and 1999, the two months ended December 31, 1999 and the nine months ended September 30, 1999 and 2000. You should read this information together with our financial statements and the notes to those statements beginning on page F-7 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of income data for the years ended October 31, 1997, 1998 and 1999 and the two months ended December 31, 1999 and the balance sheet data at October 31, 1998 and 1999 and December 31, 1999 are derived from our financial statements which have been audited by KPMG LLP, independent accountants, and are included elsewhere in this prospectus. The statement of income data for the nine months ended September 30, 1999 and 2000, and the balance sheet data as at September 30, 1999 and 2000 are derived from our unaudited condensed financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                         YEARS ENDED OCTOBER 31,
                             -----------------------------------------------
                                1995               1996              1997
                             -----------        -----------        ---------
                             (UNAUDITED)        (UNAUDITED)
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues...................   $     164          $     355         $     436
Costs and expenses.........
Cost of revenues...........         101                246                98
Administrative and
  selling..................         149                199               268
Depreciation and
  amortization.............          31                 34                40
Research and development...         516                644               897
                              ---------          ---------         ---------
Total operating costs and
  expenses.................         797              1,123             1,303
Loss from operations.......        (633)              (768)             (867)
Interest income, net.......          --                 --                --
License fee income.........          --                 --                --
Equity in net loss of
  affiliate................          --                 --                --
Other expenses.............          --                 --                --
                              ---------          ---------         ---------
Loss before income tax
  benefit..................        (633)              (768)             (867)
Income tax benefit.........        (215)              (261)             (295)
                              ---------          ---------         ---------
Net loss...................        (418)              (507)             (572)
                              =========          =========         =========
Preferred stock
  dividends................          --                 --                --
                              ---------          ---------         ---------
Net loss -- common
  shareholders.............        (418)              (507)             (572)
                              =========          =========         =========
Basic and diluted loss per
  share....................       (0.15)(a)          (0.18)(a)         (0.21)(a)
                              =========          =========         =========
Basic and diluted shares
  outstanding..............   2,778,000(a)       2,778,000(a)      2,778,000(a)
                              =========          =========         =========

                                                            TWO MONTHS         NINE MONTHS ENDED
                              YEARS ENDED OCTOBER 31,         ENDED              SEPTEMBER 30,
                             --------------------------    DECEMBER 31,    --------------------------
                               1998             1999         1999(C)          1999           2000
                             ---------        ---------    ------------    -----------    -----------
                                                                           (UNAUDITED)    (UNAUDITED)
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues...................  $     438        $     196     $      13       $      --      $      94
Costs and expenses.........
Cost of revenues...........         87              694           220              --            286
Administrative and
  selling..................      1,805            2,244           636           1,805          4,992
Depreciation and
  amortization.............         45              181            54             141            286
Research and development...      1,832            2,449           451           1,817          2,864
                             ---------        ---------     ---------       ---------      ---------
Total operating costs and
  expenses.................      3,769            5,568         1,361           3,763          8,428
Loss from operations.......     (3,331)          (5,372)       (1,348)         (3,763)        (8,334)
Interest income, net.......         --               90            28              80            454
License fee income.........         --               --            --              --            572
Equity in net loss of
  affiliate................         --              (36)           --              --           (114)
Other expenses.............         --               (3)           --              (1)            --
                             ---------        ---------     ---------       ---------      ---------
Loss before income tax
  benefit..................     (3,331)          (5,321)       (1,320)         (3,684)        (7,422)
Income tax benefit.........     (1,006)            (360)           --            (111)            88
                             ---------        ---------     ---------       ---------      ---------
Net loss...................     (2,325)          (4,961)       (1,320)         (3,573)        (7,510)
                             =========        =========     =========       =========      =========
Preferred stock
  dividends................         --               --           (22)             --           (396)
                             ---------        ---------     ---------       ---------      ---------
Net loss -- common
  shareholders.............     (2,325)          (4,961)       (1,342)         (3,573)        (7,906)
                             =========        =========     =========       =========      =========
Basic and diluted loss per
  share....................      (0.84)(a)        (1.11)(b)      (0.23)(b)      (0.80)(b)      (1.22)(b)
                             =========        =========     =========       =========      =========
Basic and diluted shares
  outstanding..............  2,778,000(a)     4,456,538(b)  5,722,000(b)    4,466,000(b)   6,455,000(b)
                             =========        =========     =========       =========      =========

                                                         OCTOBER 31,
                                -------------------------------------------------------------
                                   1995           1996           1997         1998      1999
                                -----------    -----------    -----------    ------    ------
                                (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Cash and cash equivalents.....     $ --           $ --        $        --    $    1    $1,820
Total assets..................      166            163                289     1,176     4,290
Total current liabilities.....       33             52                 78       753     1,011
Total shareholders' equity....      133            111                211       423     3,279

                                                      SEPTEMBER 30,
                                DECEMBER 31,    --------------------------
                                    1999           1999           2000
                                ------------    -----------    -----------
                                                (UNAUDITED)    (UNAUDITED)
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Cash and cash equivalents.....     $6,117         $2,518         $ 9,596
Total assets..................      8,810          4,861          19,173
Total current liabilities.....        742            552           2,467
Total shareholders' equity....      8,068          4,309          16,591

---------------
(a) Represents the pro forma loss per share and shares assumed to be outstanding based upon the number of shares outstanding immediately after our spinoff from FuelCell.

(b) Due to losses we have incurred, dilutive instruments, consisting of outstanding shares of Series A preferred stock, options and warrants, have been excluded from diluted shares. At December 31, 1999 and September 30, 2000 there were 264,000 shares of Series A preferred stock convertible into 960,000 shares of common stock and related warrants exercisable for 595,268 shares of common stock. At September 30, 1999 and October 31, 1999 there were outstanding options exercisable for 605,098 and 625,098 shares of common stock, respectively. At December 31, 1999 and September 30, 2000, there were outstanding options exercisable for 627,098 and 674,499 shares of common stock, respectively.

(c) In 1999, we changed our fiscal year end from October 31 to December 31.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion does not contain all the information that may be important to you. You should read the following discussion together with the more detailed information contained in our financial statements, the notes to those statements and the other information appearing elsewhere in this prospectus, especially "Risk Factors" beginning on page 5.

OVERVIEW

     We develop, design and have begun to manufacture high-performance rechargeable nickel-zinc batteries. Much of the following discussion relates to our operations prior to manufacturing when we were primarily engaged in research and development activities. We recognize revenue on the date our products are shipped. To date, revenues have primarily resulted from shipment of products to our joint venture in the PRC and sample products to potential customers.

     We licensed the rights to manufacture nickel-zinc batteries for miners' lamps, two- and three-wheel vehicles, industrial traction equipment, off-road golf carts, boats and all terrain vehicles to our joint venture in the PRC, of which we own a 50.5% interest. We account for our involvement in that joint venture using the equity method of accounting, in which we record our share of earnings or losses from that joint venture in our income statement.

     On February 16, 1999, FuelCell transferred to us the principal assets, intellectual property and liabilities related to its battery business group. On February 22, 1999, FuelCell distributed to its stockholders shares of our common stock in a tax-free distribution. In April 1999, we received $7.8 million from the sale of shares of our common stock at $3.00 per share pursuant to a rights offering. Results shown before the period of the spin-off reflect our activity as the battery business group of FuelCell.

     We changed our fiscal year from October 31 to December 31 effective December 31, 1999.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 2000 Compared with Nine Months Ended September 30, 1999

     We had revenues of $94,000 for the nine months ended September 30, 2000 compared to no revenues for the nine months ended September 30, 1999. The revenues in the 2000 period were due to consumer samples sold in our efforts to commercialize our nickel-zinc batteries. Cost of revenues of $286,000 for the nine months ended September 30, 2000 represents the costs to produce the sample batteries, which approximate revenues and freight charges, as well as a charge to adjust inventory to net realizable value. There were no cost of revenues for the same period in 1999.

     Administrative and selling expenses increased 180% to $5,079,000 for the nine months ended September 30, 2000 from $1,817,000 for the nine months ended September 30, 1999. The increase is the result of additional staffing of administrative, financial and sales and marketing functions, relocation, severance and other employee costs, legal and financial costs of being an independent publicly traded company, and selling, marketing and administrative activities to prepare us for commercialization of our nickel-zinc battery technology.

     Research and development expenses increased 57% to $3,063,000 for the nine months ended September 30, 2000 from $1,946,000 for the nine months ended September 30, 1999 due to additional staffing and product development activity relating to the commercialization of our battery technology.

     Net interest income of $454,000 for the nine months ended September 30, 2000 increased from $80,000 for the nine months ended September 30, 1999 due to interest income on funds received from the May 2000 public offering of our common stock and interest paid to FuelCell in 1999 on short-term borrowings. License fee income of $572,000 was received in the nine months ended September 30, 2000 related to a license agreement. Our share of losses from our joint venture in the PRC in the nine months ended September 30, 2000 was $114,000. We recognized a tax expense of $88,000 on the license fee payment in the nine months ended September 30, 1999 due to our inclusion in the consolidated tax return of FuelCell from January 1, 1999 through February 21, 1999. We have not recorded the tax benefit of operating losses in the nine months ended September 30, 2000 or the period from February 22, 1999 through September 30, 1999 pursuant to Financial Accounting Standard No. 109, "Accounting for Income Taxes."

  Year Ended October 31, 1999 Compared to Year Ended October 31, 1998

     We had $196,000 in revenues for the year ended October 31, 1999, as compared to $438,000 for the same period in 1998. Lower revenues resulting from the termination of a license fee arrangement with Corning, Inc. in May 1998 were partially offset by sales of materials of $195,000 to our joint venture in the PRC during the year ended October 31, 1999. We had cost of revenues of $694,000 for the year ended October 31, 1999 as compared to $87,000 for the prior year. The higher cost of revenues was due to the cost of the materials shipped and the revaluation of inventory items at December 31, 1999 to adjust their costs to market value. The revaluation reserve reflects the value of materials and their components to reflect what we believe will be their market value when we are in high volume production and are able to negotiate more favorable pricing. Administrative and selling expenses increased 24% to $2.2 million for the year ended October 31, 1999 from $1.8 million for the same period in 1998. The increase was the result of increased staffing to support the commercialization, production and distribution of sample batteries and costs associated with our joint venture in the PRC and Three Circles License Agreement. Depreciation increased to $181,000 in the year ended October 31, 1999 from $45,000 from the year ended October 31, 1998 reflecting increased capital purchases to outfit our Danbury, Connecticut manufacturing facility.

     Research and development expense increased 34% to $2.4 million for the year ended October 31, 1999 from $1.8 million in the prior year. The increase reflects product development activity relating to the commercialization of our battery technology.

     Net interest income of $90,000 for the year ended October 31, 1999 reflects interest of $108,000 earned on funds raised from our 1999 offerings offset by $18,000 of interest expense due to borrowings from banks and FuelCell to finance operations prior to our rights offering. Our share of losses from our joint venture in the PRC amounted to $36,000 for the year ended October 31, 1999. We recognized a tax benefit of $360,000 in the quarter ended January 31, 1999 due to our inclusion in the consolidated tax return of FuelCell. We have recorded no benefit for the losses incurred in the second, third and fourth quarters of the year ended October 31, 1999, pursuant to Financial Accounting Standard No. 109, "Accounting for Income Taxes."

MARKET RISK

     We held no derivative instruments as of September 30, 2000. We are exposed to market fluctuations in foreign currency exchange and repatriation, interest rates and commodity pricing. The nature of each is as follows:

  Foreign Currency Exchange and Repatriation

     We currently have international operations in the PRC through our joint venture. The currency of exchange is U.S. dollars for all current international transactions. Although the PRC controls the rate of exchange for the renminbi, a devaluation or free market valuation could impair our joint venture's ability to make payments for products sold or services rendered. In the PRC, we expect to continue to reinvest all monies earned as net income of the joint venture for the foreseeable future. The PRC may restrict the payments under our joint venture. As a result, we might not be able to receive distributions from our joint venture in the future even if they are needed to meet obligations of our business or would be better employed in uses of our business outside of the PRC.

  Interest Rates

     We have invested and expect to invest excess funds in money market accounts in U.S. financial institutions. Currently, our only indebtedness is $1.0 million borrowed from the Virginia Small Business

Financing Authority at an interest rate of 8.75% for 5 years and $250,000 borrowed from the Newport News Redevelopment and Housing Authority at an interest rate of 4.5% for 6 1/2 years. The loans are secured by substantially all of our assets.

  Commodity Pricing

     We do not hedge against price fluctuation in the commodities used in the manufacturing of our product. We will reevaluate this policy as needed commensurate with the risk inherent in the business.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at September 30, 2000 was $8.2 million compared to $2.3 million at September 30, 1999 with cash of $9.6 million, compared to $2.5 million at September 30, 1999.

     Prior to having been spun off from FuelCell, we obtained all of our funding from FuelCell. On February 5, 1999, we entered into a loan agreement pursuant to which we borrowed $1.6 million from a bank and $300,000 from FuelCell for working capital and proposed capital expenditures secured by all of our tangible and intangible personal property. Repayment of the bank loan was guaranteed by FuelCell. In April 1999, we received $7.8 million of net proceeds from a rights offering, including funds received from the sale of unsubscribed shares pursuant to an agreement with standby underwriters. We used a portion of these net proceeds to repay in full the bank loan and the line of credit from FuelCell, and those agreements were terminated.

     To continue to meet our operating and capital requirements, we completed a private placement of our equity in December 1999, raising $6.1 million, net of expenses. We also completed a public offering of our common stock in May 2000. The public offering raised net proceeds of $15.9 million through the sale of 1,391,080 shares of our common stock at $12.50 per share. We believe the net proceeds from these sales and the proceeds to be received from this offering will be sufficient to support our planned operations through at least 2001.

     In December 2000, we borrowed approximately $1.3 million from the State of Virginia and the City of Newport News, Virginia. We are currently negotiating with private financial institutions in order to secure up to approximately $9.0 million in borrowings in order to provide adequate financing and capital for opportunities or contingencies.

     We have equipped our facility in Virginia with one automated line of production at a cost of approximately $8.0 million. We intend to use a portion of the proceeds of the offering to equip a second automated production line in 2001 at a cost of $8.0 million.

     Our cash requirements will vary depending upon a number of factors, many of which are beyond our control. These factors include the demand for our products, the efforts and success of our licensees and joint venture partners in developing and marketing products incorporating our battery technology, the development of battery markets, the level of competition that we face, our ability to develop, market and license new products and our ability to effectively manage operating expenses. Over time, we expect to continue to enter into license agreements and to participate in joint manufacturing ventures.

     We have entered into a services agreement with FuelCell to provide us with certain management and administrative services and office, research and development and manufacturing support facilities and services. The net fees which we paid to FuelCell pursuant to our services agreement were $139,000 and $309,000 for the nine months ended September 30, 2000 and 1999, respectively, $67,000 for the two months ended December 31 and $378,000 for the year ended October 31, 1999. These amounts exclude certain services billed on the basis of usage, such as purchasing, analytical lab, microscope analysis, machine shop and drafting. These amounts reflect FuelCell's additional costs related to providing these services. These services were provided by FuelCell through December 31, 2000 and are now provided by our employees.

                                    BUSINESS

OVERVIEW

     We have developed and are manufacturing rechargeable nickel-zinc batteries. We believe that our batteries have superior characteristics when compared to conventional lead-acid batteries. We are introducing this product into the domestic and international markets. We believe that our patented, independently tested and proven technology is superior to the competing battery technologies in our target markets. For a comparison of the battery performance characteristics of our nickel-zinc batteries with other types of batteries, see "Business -- Competitive Battery Technologies" beginning on page 25. During 2001, we intend to manufacture and sell our rechargeable nickel-zinc batteries principally in two markets:

     - the electric trolling motor market, primarily focused on sportfishing boats, which we estimate to have 1999 sales of approximately 3,000,000 lead acid batteries; and

     - the scooter market, which we estimate to have 1999 worldwide sales of approximately 6,000,000 new gas and electric powered scooters.

     We are producing batteries (comparable in size to average car batteries) in the United States for use with electric trolling motors. We are also producing smaller batteries for the scooter market through our joint venture in Xiamen, PRC. We have received a commercial order from Oxygen, S.p.A., an affiliated manufacturer and distributor of electric vehicles, for our rechargeable nickel-zinc batteries for scooters in Italy. Our joint venture in the PRC began shipping these batteries in January 2001.

     We are focusing our marketing efforts on specialty applications of our rechargeable nickel-zinc batteries where our technology has significant competitive advantages and where the channels of distribution are relatively narrow, such as the electric trolling motor and scooter markets.

     We believe our rechargeable nickel-zinc batteries have a variety of other applications. We have developed and are prepared to market our rechargeable nickel-zinc batteries for lawn equipment. We are currently developing batteries for neighborhood electric vehicles, electric bicycles and 42-volt battery systems for automobiles and trucks. In addition, we intend to develop batteries for additional applications, such as uninterruptible power supplies and wheelchairs.

OUR PRODUCT

     Our proprietary nickel-zinc rechargeable battery is the result of over 30 years of research and a substantial investment in the development of advanced battery technologies. We believe that our technology resulting from this investment has created significant barriers for competition to enter the market. Our manufacturing process and patented technology allow us to produce batteries with the following unique combination of characteristics:

     - extended run time;

     - light weight;

     - maintenance free construction;

     - favorable environmental profile; and

     - lower lifetime cost.

     These characteristics combine to result in a high-power, low-weight, low-maintenance battery with a lower lifetime cost when compared to other technologies in our target markets.

VERIFICATION OF OUR TECHNOLOGY

     From June 1999 to February 2000, JBI Corporation, an internationally recognized independent testing laboratory, conducted a cycle test on two of our rechargeable nickel-zinc batteries under controlled conditions. JBI repeatedly discharged 80% of the full energy of our batteries. At the conclusion of the test in February 2000, our batteries had run for over 500 cycles and the capacity of each of the batteries remained at over 80% of its original strength. Each cycle is one discharge and one charge. We believe that this independent test result is evidence of our success in developing the first commercially viable nickel-zinc battery.

     During 1999, the Nan Ya Plastics Division of Formosa Plastics Corporation conducted an internal test program for our nickel-zinc battery. The objective of its testing was to confirm our claims of performance and cycle life. The testing was considered successful by Nan Ya in December 1999 with over 600 cycles completed at an 80% depth of discharge.

     In late 1999, the Nan Ya Plastics Division submitted one of our batteries to the Taiwan Government Laboratory for testing in accordance with the Government of Taiwan Incentive Standard for Electric Scooters. This test simulates a severe driving environment for a scooter. The results of this test, which was completed in December 1999, showed that our battery in simulation exceeded 14,000 kilometers while the closest competitor traveled only 4,000 kilometers. As a result, scooter manufacturers installing our battery will receive the highest subsidy allowed under Taiwan Government regulations for the year 2001.

MARKET OPPORTUNITY

     In most deep discharge applications where the battery functions as the primary power source, we believe our rechargeable nickel-zinc batteries will offer superior performance and lower lifetime costs than any other battery chemistries currently available on a commercial basis.

  The Electric Trolling Motor Market

     The electric trolling motor market exists almost exclusively in the United States sportfishing industry. We estimate that approximately 3,000,000 lead-acid batteries are sold in this market annually, priced at $100 to $300 (retail) per battery.

     Our electric trolling motor batteries are priced at $600 (retail) per battery, including a built-in charger. In addition, we offer a warranty which is longer than existing warranties for trolling motor batteries. While the retail price of the Evertroll battery is significantly higher than that of a lead-acid battery, we believe that the durability and extended life of the Evertroll battery will result in a cost per hour of operation over the life of the battery that will be less than one-half that of a lead-acid battery.

     Direct consumer sales make up 99% of the total trolling motor market. Therefore, we expect that our initial sales of electric trolling motor batteries will be to sportfishermen. In January and March 2001, our rechargeable nickel-zinc batteries will be featured in major sporting catalogues that have a combined distribution of 6.2 million copies. In addition, we are working on building relationships with boat manufacturers and expect that our market will expand to include wholesale revenues.

     We believe, due to the popularity and technical equipment requirements of sport fishing, consumers are willing to spend over $600 for a premium trolling motor battery that will facilitate longer fishing and lower maintenance costs. Our technology provides a deep discharge cycle life that extends the total hours of trolling before charging is required. Other advanced technologies such as lithium-ion and nickel-metal hydride are not practical in this market due to their cost. Our maintenance-free design and fast-charge capability also increase the value of our battery.

  The Scooter Market

     We estimate that in 2000 approximately 6,000,000 new gas and electric-powered scooters were sold worldwide. The scooter market primarily exists in Taiwan, India, southeast Asia, Japan and Europe. Of these sales of new scooters, we estimate that at least 1% of these scooters were electric powered. The scooters that will initially use our technology will require a battery, which will be priced at approximately $750 (retail). Within the scooter market, we expect that the majority of our sales will be direct sales to scooter manufacturers, with a small aftermarket for battery sales directly to consumers.

     The scooter market is a good fit for our technology because of the particular characteristics of our batteries. Electric scooters require a power source capable of providing adequate acceleration and load carrying through high energy content at a low weight. Our technology enables scooter manufacturers to incorporate in their scooters a high energy power source relative to the weight of the battery. The deep cycle capability of our technology provides significantly longer total range than lower cost technologies. We believe the cost of ownership of our battery over its entire life is less than other available technologies.

     We believe that the electric scooter market is expanding due to global pollution concerns, increasing gasoline prices and restrictions on noise pollution. For example, the Government of Taiwan has mandated that a minimum of 2% of all new scooters produced be electric. Additionally, the Italian government has provided for subsidies at the local and national level for electric powered vehicles and has initiated inner city travel restrictions for gas powered vehicles.

  Future Markets

     Our technology lends itself to many other applications. We believe the electric bicycle market, the majority of which is in the PRC and Japan, will also benefit from our technology. The same strengths that make the scooter market accessible to our batteries also apply to the electric bicycle market. We believe that over 40 million bicycles are produced annually in the PRC, and a small percentage of those are expected to be electric. Other potential applications include lawn equipment, low speed neighborhood vehicles and wheelchairs, the general marine market (outside the trolling market), uninterruptible power supplies (such as back-up power supplies for computers) and 42-volt battery systems for automobiles and trucks. While the market for 42-volt battery systems has yet to develop, automobile manufacturers expect to offer them in two to five years. Each of these markets vary in size from a few thousand units annually for low speed neighborhood electric vehicles to the $1.5 billion market in 1997 for uninterruptible power supplies. We believe that our technology will be able to address specialized segments of these markets as well.

     We expect to develop our technology to expand into additional markets as opportunities arise. Certain states, including California, Arizona and Colorado, are strengthening environmental laws and granting consumer rebates for purchasing electric vehicles. We expect this trend to continue. As the market for mass produced electric vehicles grows in the United States, we believe that we are well positioned to be a major participant in this market.

BUSINESS STRATEGY

     We have recently introduced our battery technology to the motive power market. We intend to penetrate the market segments particularly suited for our current products and, in particular, the electric trolling motor and scooter markets. We intend to reach this goal by leveraging our strengths to achieve the following specific benchmarks:

     - establish Evercel(R) and Evertroll(TM) as a premium brand names;

     - create a manufacturing and distribution network with global reach;

     - sell trolling motor batteries to consumers and boat manufacturers;

     - sell scooter batteries directly to original equipment manufacturers;

     - pursue strategic alliances to access additional markets for our batteries; and

     - maintain our technical leadership through continued research and development.

     We believe that we can achieve these benchmarks by leveraging three core strengths of Evercel: our technology, our relationships and our management.

  Technology

     Through our focus on technical innovation in battery chemistry, we believe we have created proprietary products that are particularly well suited for our target markets. By modifying the preexisting technology relating to nickel-zinc batteries, we have developed and patented unique technologies that will permit scalable, high volume manufacture of our rechargeable batteries. We believe our batteries have a longer cycle life, are lighter in weight and lower in cost than comparable batteries currently available in our target markets. Although the basic characteristics of nickel-zinc battery technology have been known for many years, our patents and proprietary production process create a significant barrier of entry for potential competition in our chosen market. Our batteries also have the additional advantage of lower environmental impact compared to lead-acid or nickel-cadmium batteries.

  Relationships

     We believe that one of our greatest strengths lies in our relationships and strategic alliances. To successfully commercialize our rechargeable nickel-zinc battery technology, we intend to pursue a range of battery markets whose performance requirements match the attributes of our nickel-zinc batteries. These markets have diverse technical and manufacturing specifications driven by differing applications. Therefore, we will continue to rely on, and expand, our relationships with our industry partners, as well as seek new relationships.

     In addition to our joint venture in the PRC, we have signed endorsement contracts with ten well-known bass fishing professionals and four well-known walleye fishing professionals in the United States who regularly appear on television, both in competition and in instructional sportfishing programs. We expect that these endorsements will generate support for our products in the trolling motor market. Finally, we intend to continue to enter into joint venture agreements and license our technology to companies with established manufacturing or distribution capabilities in specific markets.

  Management

     Collectively, our management has over 80 years of experience in the battery, electrochemical and consumer electronics industries. This experience includes decades of research and development in batteries and consumer electronics and the successful rollout of both power source and consumer products. Our management has a proven track record of designing and constructing domestic and foreign manufacturing facilities capable of scalable production of consumer and technical products and then successfully marketing those products on a global basis.

HISTORY OF EVERCEL AND OUR TECHNOLOGY

     Our products are the culmination of decades of research in rechargeable nickel-zinc battery technology. The rechargeable nickel-zinc battery was first patented in 1923, but until now the technology has not been commercially viable. During the early 1980's, extensive research and development efforts by other researchers to develop a nickel-zinc battery were not successful due to unacceptably short battery cycle life.

     We solved the short cycle life problem with our proprietary cell consisting of layers of positive (nickel) electrodes and negative (zinc) electrodes separated by both electrolyte absorptive layers and microporous separator layers. By sealing the battery cell and reducing the solubility of the zinc electrode, we have increased the cycle life of our batteries to commercially viable levels. This is evidenced by independent tests that have achieved more than 500 cycles per battery under deep discharge test standards. We believe that the average user will experience superior cycle life performance under normal operating conditions. Our patents reflect the methods we use to reduce the solubility, as well as the construction features of our sealed cell technology.

     Evercel operated as the battery business group of FuelCell between 1970 and 1999. FuelCell's main business was the development of carbonate fuel cells, which were designed for stationary power systems. In

February 1999, FuelCell made a tax-free distribution of our stock to its stockholders, which resulted in our current structure as an independent, publicly held company.

     While we were part of FuelCell, we focused primarily on the development and engineering of electricity production and storage by electrochemical means. Prior to becoming independent, our product sales emphasized high performance battery cells for the submarine, aerospace and military markets where application needs and engineering excellence outweighed the concerns of cost. We pursued several battery technologies, including silver-zinc, nickel-cadmium, and nickel-zinc. During the mid-1970's to early 1980's, we manufactured high energy density silver-zinc batteries for submarines and submersibles for both main propulsion and auxiliary power. During the 1980's, we were contracted by the United States Navy to develop nickel-cadmium batteries for nuclear submarines as well as the United States Department of Energy to develop nickel-zinc batteries for electric vehicles. Historically, we relied on corporate and government contracts for our revenue and as the source of internal research and development funds.

     We expect to continue working on improving the characteristics of our nickel-zinc batteries and are pursuing research and development of other rechargeable nickel-zinc battery technologies beyond our current nickel-zinc battery technology.

COMPETITIVE BATTERY TECHNOLOGIES

     There are two types of batteries, disposable and rechargeable batteries. Our nickel-zinc batteries are rechargeable. Rechargeable batteries can often be used in battery applications where disposable batteries are most commonly employed. Disposable batteries are, in most cases, too costly for widespread use in applications currently utilizing rechargeable batteries.

     No one rechargeable battery system is ideal for all applications. There are numerous performance variables that vary in importance by application. Important variables in our markets include:

     - specific energy (energy capacity per unit weight);

     - specific power (how rapidly energy can be drawn from the battery relative to its weight);

     - cycle life (which varies with discharge rate and depth of discharge, response to ambient temperatures, rate of self-discharge, charged and discharged shelf life, size, shape and design);

     - energy density (energy capacity per unit volume); and

     - cost of materials per kilowatt hour.

     We believe nickel-zinc technology is suitable for our target markets because of its potential to compete well in several rechargeable battery applications. The following chart illustrates the primary performance characteristics by which batteries are judged in our target markets and compares nickel-zinc to certain other competitive battery technologies:

                      BATTERY PERFORMANCE CHARACTERISTICS

                                           NICKEL-ZINC               LEAD-ACID             NICKEL-CADMIUM
                                     -----------------------  -----------------------  -----------------------
Specific Energy (Wh/kg)............         35-65(1)                 20-30(1)                 20-40(1)
                                              53(2)
Specific Power (W/kg)..............          280(2)                   200(4)                   260(3)
Cycle Life (Number of deep
  discharge cycles)................          600(2)               250(1)-1,000(3)           300-2,000(1)
Energy Density (Wh/l)..............         65-130(1)                40-80(1)                 40-100(1)
                                              85(2)
Cost of Materials ($/kWh)(4).......       less than or             less than or             less than or
                                          equal to 250             equal to 50              equal to 300

                                          NICKEL-METAL
                                             HYDRIDE                LITHIUM-ION
                                     -----------------------  -----------------------
Specific Energy (Wh/kg)............         40-65(1)                   90(1)
Specific Power (W/kg)..............          190(3)                   Low(3)
Cycle Life (Number of deep
  discharge cycles)................        300-600(1)                60-300(3)
Energy Density (Wh/l)..............        105-185(1)                 200(1)
Cost of Materials ($/kWh)(4).......       less than or             less than or
                                          equal to 500             equal to 800

---------------
(1) Handbook of Batteries, Edited by D. Linden (Second Edition) McGraw-Hill Publisher (1995).

(2) Nan Ya Test Report, dated December 1999, for 12-volt module (7-cell battery).

(3) Battery Report on Power Sources (DSMA Battery Committee) (1997).

(4) Evercel estimates.

     Our technology is well suited to our target markets due to the combination of the characteristics listed in the table above. Specific energy provides extra range or run-time given a realistic weight limit in a scooter or boat. Specific power provides the necessary acceleration for the vehicle to meet the expectations of the user or, in a marine application that does not require acceleration, the ability of the trolling motor to pull reliably in heavy wind or current. Energy density provides extra range or run time given a realistic size and configuration in a scooter or boat.

     In the trolling and scooter markets, the costs must be seen to be justified by cycle life. Cycle life directly affects the economics of paying more for a premium battery. Longer cycle life correlates to more total hours of trolling or more miles in total range for a scooter over the life of the battery. We expect that our battery will perform for at least five years when usage is measured by average fishermen. We believe that, on average, lead-acid trolling batteries require replacement annually. In the scooter market, the Taiwan government has tested our battery against lead-acid batteries. The results of these tests reflected that a scooter powered by our batteries traveled 3.5 times longer than scooters powered by lead-acid batteries.

     In addition to our nickel-zinc technology, the market for rechargeable batteries consists of lead-acid, nickel-cadmium, nickel-metal hydride and lithium-ion batteries.

     - Lead-acid batteries are the most common rechargeable batteries and are primarily used in automobile starting, uninterruptible power supplies and motive power applications such as golf carts and fork lifts. Although lead-acid is the lowest cost rechargeable technology currently available, these batteries are characterized by low cycle life and low energy density. In addition, these batteries must be recycled and are harmful to the environment.

     - Nickel-cadmium is the oldest commercialized rechargeable system in the market, primarily used in power tools and uninterruptible power supplies. Nickel-cadmium is considered the most powerful and robust technology in the rechargeable battery marketplace. In the last decade, nickel-cadmium has increasingly been the subject of tightening environmental and workplace regulations and related pressures for recycling and mandatory collection due to the toxicity of cadmium as a principal component.

     - Nickel-metal hydride technology, primarily used in portable electronics, including mobile phones and computers, offers high energy density relative to nickel-cadmium. Although the metal hydride electrode is considered environmentally preferable to cadmium, nickel-metal hydride cells and batteries typically carry a cost premium that detracts from the appeal of this technology.

     - Lithium-ion batteries, primarily used in portable electronics, offer the highest energy density of all commercial rechargeable technologies available today. On a weight basis, the technology offers two to three times the energy content of nickel-cadmium and offers higher voltage than nickel-metal hydride or nickel-cadmium technologies. However, lithium-ion cells and batteries are expected to continue to be more expensive than our nickel-zinc technology.

COMPETITION

     Competition in our markets continues to be, and is expected to remain, intense. Competitors range from development stage companies to major domestic and international companies, many of which have resources significantly greater than ours. Several of these companies are attempting to develop commercial nickel-zinc batteries; however, we believe that their technology is less mature than ours.

     In our target trolling and scooter motor markets, we expect to compete against suppliers of rechargeable lead-acid and, to a lesser extent, nickel-cadmium and nickel-metal hydride batteries. We are competing on the basis of battery performance and economics, as well as stability, safety and environmental impact considerations.

     The trolling motor battery market is supplied mainly by Delco Battery and Johnson Controls, Inc., who are producing and distributing lead-acid batteries. The major drawbacks of these batteries as compared to our nickel-zinc batteries are power retention, cycle life and ability to charge quickly relative to cycle life.

     The scooter market is dominated by gasoline powered, internal combustion engines. However, electric battery powered scooters are becoming popular with regulators, manufacturers and consumers alike. Our largest competitor in the battery market for scooters is Saft S.A.

     We intend to compete only in specialized markets, where we believe consumers are willing to pay a premium for superior characteristics. Several other battery manufacturers are attempting to develop and market higher performance versions of lead-acid batteries. We believe it is unlikely that those developments will match the performance of nickel-zinc batteries.

ENVIRONMENTAL IMPACT

     Nickel-zinc batteries are more environmentally acceptable than other commonly available rechargeable battery systems. Lead-acid batteries, our principal competitors, contain chemicals which are harmful to the environment and must be recycled. Nickel-zinc batteries are recyclable. Nickel-zinc batteries also contain no cadmium or mercury, which are difficult to dispose of under current environmental regulation. In addition, we anticipate little waste generation and no wastewater effluents due to our simple manufacturing process. We use electrode materials in dough form that can be reprocessed and reutilized, thereby producing low levels of waste. We also use solvent in the electrode production process that can be reclaimed, purified and reintroduced into the manufacturing process with low levels of waste.

SALES AND MARKETING

     Our sales and marketing organization is composed at present of a domestic, U.S.-based marketing staff and an independent sales and marketing organization in our joint venture in the PRC. We expect to hire additional staff to support our expanding production capabilities.

     We are focusing our general sales and marketing efforts in the following areas:

     - generating direct sales to equipment manufacturers and distributors in selected applications and geographical territories and launching the trolling battery through a multi-channel approach directly to consumers;

     - developing joint venture partnerships for manufacturing and distribution in applications and territories where we believe strategic partners can improve our sales revenues; and

     - licensing our technology and know-how to strategic partners in applications for businesses other than our core applications, such as consumer electronics.

     In the trolling motor market, we have engaged a team of ten bass and four walleye fishermen to endorse and represent our products in this market. We launched our Evertroll(TM) battery and generated initial orders in September 2000. We have purchased both print and television advertising targeted specifically at the fishing market for 2000 and 2001. We expect that this effort will create a demand outside sportfishing in other marine related markets based on word of mouth and cross-market benefits. Telephone sales and sales through our web site were our primary retail sales channels in 2000. We have approached mass distribution partners to further penetrate the manufacturing market. We will distribute our products through third party catalogs and outdoor and fishing stores beginning in 2001.

     With regard to the scooter market we are primarily focused on marketing directly to equipment manufacturers. We have contacted and briefed most of the major scooter companies in Italy and Taiwan as well as several smaller manufacturers on the advantages of our nickel-zinc batteries. We have conducted demonstrations, tests and evaluations for several key manufacturers, some of which are ongoing, that already have or may in the future lead to orders for our products.

     We expect to license our technology in situations where there is a strong barrier to market entry, such as high capital cost, difficult political environment, or unique market positioning. In these cases, we will ensure that the licensee has sufficient incentive to aggressively pursue the implementation and sale of our technology in their market or technical niche. We will use quotas, compensation for results and up-front payments to motivate our licensees to actively pursue high volume sales.

OUR JOINT VENTURE IN THE PRC

     In July 1998, FuelCell entered into a joint venture agreement with Xiamen Three Circles Company, Ltd., a government-owned manufacturing company located in Xiamen, PRC. In connection with our spin off from FuelCell, FuelCell transferred its interest in the joint venture to us. The mission of the joint venture in the PRC is the manufacture and sale of nickel-zinc batteries based on our technology and the sublicensing of that technology to third parties. We own a 50.5% ownership interest in the joint venture and Xiamen Three Circles owns a 49.5% ownership interest. Our joint venture in the PRC is managed by a seven member board of directors, four of whom are elected by us and three of whom are elected by Xiamen Three Circles.

     In July 1998, as part of the joint venture arrangement, FuelCell, Xiamen Three Circles and the joint venture entered into a license agreement pursuant to which FuelCell licensed certain intellectual property to our joint venture for the development, manufacture and sale of nickel-zinc batteries for two applications in the PRC and other countries in Southeast Asia. In connection with our spin off from FuelCell, FuelCell transferred the license agreement to us. In addition, our joint venture may sublicense our technology to third parties in the PRC, Hong Kong, Taiwan and Macao on a non-exclusive basis. The joint venture agreement has a term of 20 years and contains a standard termination clause. In December 2000, the joint venture agreement was formally assigned from FuelCell to us.

     Under the Three Circles License Agreement, the joint venture made an initial payment to FuelCell of $3.0 million, which FuelCell immediately reinvested in the joint venture. Following our spin off from FuelCell, in September 2000 we invested an additional $2.5 million and Xiamen Three Circles invested an additional $2.4 million in the joint venture. As a result, the current ownership interests in the joint venture did not change. The joint venture has contracted to pay us a royalty of 2.67% of the net sales of nickel-zinc batteries in the exclusive territory and 2.0% of the net sales in the non-exclusive territory.

     The joint venture agreement provides for the distribution of revenue after payment of all operating expenses and costs required by law. We do not expect any distribution of revenues in the foreseeable future, as it is intended that all excess revenues will be reinvested in our joint venture.

     Our responsibilities to our joint venture in the PRC include purchasing machinery, equipment and materials outside the PRC, marketing, sales and distribution of batteries outside the PRC and handling United States immigration and export licensing matters. Xiamen Three Circles' responsibilities include handling all legal and regulatory matters in the PRC, obtaining suitable land and facilities in the PRC, and purchasing, marketing, sales and distribution in the PRC.

MANUFACTURING AND RAW MATERIALS

     Our manufacturing plan is to produce batteries for use in marine electric trolling motors and similar applications at our facility in Newport News, Virginia, and batteries for use in scooters and similar applications in Xiamen, PRC.

     We have moved into a new facility in Newport News, Virginia where we have installed an automated production line to manufacture batteries for the trolling motor market. With the proceeds of this offering, we plan to install a second automated line. The lines will each have the capability to produce approximately 100,000 trolling motor batteries annually. By June 2001 we expect to be able to reach an annual production capacity of 100,000 batteries to be used in trolling motors.

     In the PRC, we are establishing a manual production process due to the availability of relatively inexpensive labor. Our joint venture in the PRC has recently installed production equipment in a 32,000 square foot facility in Xiamen, PRC which will enable annual battery production capacity of an estimated 30,000 kilowatt hours (kWh), or the equivalent of 20,000 scooter batteries. Our joint venture in the PRC also plans to continue to acquire additional manufacturing space and equipment in 2001 to allow for capacity of 90,000 kWh annually by December 2001.

     Our joint venture in the PRC also expects to reach an annual production capacity of 60,000 scooter batteries in the PRC by the middle of 2001. While we expect to achieve and fully utilize our manufacturing capacity, no assurance can be given that we will be able to do so. Even if we are able to fully utilize our capacity, we cannot assure you that there will be adequate demand for our products.

     Our facility in Danbury, Connecticut tests prototypes and product samples and houses research and development and administrative functions.

     The chemical materials required to manufacture our nickel-zinc battery are readily available from multiple sources in North America and the PRC. Certain separator materials are only available from one U.S. supplier. Prices for both nickel and zinc, the primary raw materials for our batteries, are subject to market forces beyond our control. We do not currently utilize financial instruments to mitigate risk of component prices.

BACKLOG

     Our joint venture in the PRC has received an order from Taiwan EVT Technology Co., Ltd., an unaffiliated scooter manufacturer, to supply 1,500 scooters batteries for a total price of $1.4 million. Our joint venture began shipping these batteries in January 2001. The joint venture also has an initial qualification order of 100 batteries from Flying Electric Motor Co. of Taiwan. We also have an order from Oxygen, S.p.A. for electric scooter batteries to be manufactured by our joint venture in the PRC. The joint venture expects to begin shipping these batteries during the first quarter of 2001. Orders to our joint venture are subject to cancellation and are not necessarily indicative of our future revenues.

PATENTS AND TRADEMARKS

     We have nine United States patents which, combined, have an average of nine years remaining before expiration. Our patents expire at various times through 2017. We do not believe that the expiration of any of our earlier patents will have a material adverse effect on our business. We have registered "Evercel" and have applied to register "Evertroll" as trademarks. We seek to protect our technology through U.S. patents and trade secrets and other agreements. Many of these patents are also filed in Hong Kong, Europe, Japan, Taiwan, India and the PRC.

RESEARCH AND DEVELOPMENT

     We continue to advance our battery technologies by conducting additional research and development. Research and development expenses were $897,000 in the year ended October 31, 1997, $1.8 million in the year ended October 31, 1998, $2.4 million in the year ended October 31, 1999 and $2.9 million in the nine months ended September 30, 2000.

EMPLOYEES

     We employ a staff of approximately 130 people. Approximately 29 full-time employees are located in our Danbury, Connecticut facility and 101 employees are located at our manufacturing facility in Newport News, Virginia. This number is expected to increase with planned automation and accelerated production. We consider relations with our employees to be good.

     Our joint venture in the PRC employs approximately 108 people, most of whom are engaged in the manufacturing process.

FACILITIES

     We lease approximately 28,500 square feet of space in Danbury, Connecticut, that is used as our corporate headquarters. The lease term has four years remaining with an option for us to extend the term for an additional four years. The annual rent is $171,000 for the next two years and increases to $178,000 and $185,000 in the next two subsequent years.

     We also lease approximately 100,000 square feet of space in Newport News, Virginia that we use for our U.S. manufacturing facility. The lease term is 20 years with four five-year options. The annual rent is $717,000 for the first year with an escalation of 1.5% per year.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth information with respect to our executive officers, directors and other key employees:

DIRECTORS AND EXECUTIVE OFFICERS

NAME                          AGE                            POSITION
----                          ---                            --------
Robert L. Kanode............  50     President, Chief Executive Officer and Director
Allen Charkey...............  58     Executive Vice President, Chief Technology Officer and
                                       Director
Daniel J. Samela............  52     Chief Financial Officer, Treasurer and Secretary
Jerry D. Leitman............  57     Chairman
Warren D. Bagatelle.........  61     Director
Robert Gable................  69     Director
James D. Gerson.............  57     Director
John H. Gutfreund...........  71     Director
Thomas L. Kempner...........  73     Director
William A. Lawson...........  65     Director

     Robert L. Kanode has been our President, Chief Executive Officer and a director since April 1999. Prior to joining us, Mr. Kanode served as President of Varta Batteries North America, a battery manufacturer, from 1995 to 1999. Mr. Kanode also held numerous positions with IBM, including with the IBM ThinkPad team and other permanent and consulting positions focused on electronic manufacturing and operations.

     Allen Charkey has been a director since our formation and Executive Vice President and Chief Technology Officer since October 1998. He joined FuelCell in 1970 and held various positions at FuelCell and was Vice President of the FuelCell Battery Group from January 1997 until October 1998. Prior to joining FuelCell, Mr. Charkey was employed by Yardney Electric Corporation, a battery manufacturer, from 1963 to 1970 as a battery scientist.

     Daniel J. Samela has been our Chief Financial Officer, Treasurer and Secretary since August 2000. Mr. Samela, a certified public accountant, was previously Controller of Trigen Energy Corporation since 1995. Prior to joining Trigen, Mr. Samela was Controller and Chief Financial Officer of the dealer division of Savin Corporation from 1990 to 1995.

     Jerry D. Leitman has been our Chairman since our formation. He has been President, Chief Executive Officer and a Director of FuelCell since August 1997. Mr. Leitman was previously President of Asea Brown Boveri's global air pollution control businesses from 1992 to 1995. Prior to joining ABB, Mr. Leitman was Group Executive Vice President of FLAKT AB, a Swedish multinational, responsible for FLAKT's worldwide industrial businesses from 1989 to 1992. Mr. Leitman is also a director and a member of the Audit Committee of Esterline Technologies Inc., a manufacturer serving the aerospace and defense markets.

     Warren D. Bagatelle has been a director since September 1998. He has been a Managing Director of Loeb Partners Corporation, a financial services company, and a general partner of Loeb Investors Co. LXXV, an affiliate of Loeb Partners Corporation, an investment company, since 1988. Mr. Bagatelle is a director of FuelCell.

     Robert Gable has been a director of Evercel since November 1999. He was chairman of the board and chief executive officer of Unitrode Corporation, a manufacturer of power source and battery control technology, between 1990 and 1998.

     James D. Gerson has been a director of Evercel since September 1998. He has been a Vice President of Fahnestock & Co., Inc., a financial services company, since March 1993. Mr. Gerson also serves as a director of FuelCell, Ag Services of America, Inc., a company financing farm inputs, and American Power Conversion Corp., a company producing uninterruptible power supplies.

     John H. Gutfreund has been a director since January 2000. He is the former Chairman and Chief Executive Officer of Salomon Brothers Inc. and former Vice Chairman of the New York Stock Exchange. He is President of Gutfreund & Company, Inc., an investment banking and consulting firm. He is also a director of AMBI, Inc., a manufacturer of nutrition products; Ascent Assurance, Inc., an insurance holding company; Baldwin Piano & Organ Company, Inc., a musical instruments company; Foamex International, Inc., a manufacturer of plastic foam products; LCA-Vision, Inc., a provider of services to outpatient eye surgery facilities; and Universal Bond Fund.

     Thomas L. Kempner has been a director since September 1998. He has been Chairman and Chief Executive Officer of Loeb Partners Corporation since 1979 and a general partner of Loeb Investors Co. LXXV, an affiliate of Loeb Partners Corporation, an investment company. Mr. Kempner is a director of Alcide Corporation, an agricultural products company, IGENE Biotechnology, Inc., a microbiology products company, Intermagnetics General Corporation, CCC Information Services Group, Inc., a claims management company, Insight Communications Company, Inc., a cable television systems operation, and Roper Starch Worldwide, Inc. and director emeritus of Northwest Airlines, Inc. Mr. Kempner is a director of FuelCell and was the Chairman of the board of directors of FuelCell from March 1992 to August 1997.

     William A. Lawson has been a director since September 1998. He has been President of W.A. Lawson Associates, an industrial and financial consulting firm, since 1987. Mr. Lawson is Chairman of the board of directors of Newcor, Inc., a manufacturer of motor vehicle parts, and Mr. Lawson was the Chairman and Chief Executive Officer of Bernal International Inc. (formerly, Atlantic Eagle Inc.) a manufacturer of industrial marketing and equipment, from 1997 to 1999. Mr. Lawson is a director of FuelCell.

KEY EMPLOYEES

     Glen V. Bowling has been our Vice President of Marketing and Sales since 1999 and our Director of Marketing and Sales since 1998. Prior to joining us, he was Vice President of Sales for the Saft Lithium and Military Battery Division of the Saft Group from 1997 to 1998, responsible for worldwide sales. From 1991 to 1997, he was Director of Sales and Marketing for the Lithium Battery Division in Valdese, NC, where he was responsible for all commercial activities for the facility.

     Dr. Chao Ming Huang has been our Vice President of Far East Operations since July 1999 and has served as a director of Xiamen Three Circles Battery Corporation since its formation in August 1998 and General Manager since January 1999. He joined FuelCell in 1994 where he held various positions, including Director for Advanced Materials Research.

     Dr. Christine Frysz has been our Director of Product Engineering since September 1999. Dr. Frysz was previously Director, Engineering & Operations, Electrochem Battery Division of Wilson Greatbatch, Limited, a leading manufacturer of lithium batteries for specialty and medical applications.

     Jason Heron has been our Director of Manufacturing Operations since May 2000 and the General Manager of our Virginia facility since August 2000. Mr. Heron was previously Development Engineering Manager at Thomas and Betts, Inc. a leading manufacturer of batteries for the electronics industry.

                           RELATED PARTY TRANSACTIONS

     Messrs. Warren Bagatelle, James Gerson, Thomas Kempner, Jerry Leitman and William Lawson are also directors of, and have a significant investment in, FuelCell. Accordingly, these directors may be deemed to have an indirect interest in certain transactions with us because of their relationship with FuelCell.

     We entered into certain agreements with FuelCell, including a distribution agreement, a tax sharing agreement, a services agreement and the License Assistance Agreement for the purpose of defining our ongoing relationship with FuelCell and to provide certain services during the transition. The distribution agreement provides for the transfer of the business and principal assets of the battery business group to us and the assumption by us of certain liabilities and obligations relating to that business.

     The tax sharing agreement defines the rights and obligations of FuelCell and us with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or certain other taxes relating to our operations after the spin-off. The tax sharing agreement is intended to allocate the tax liability of FuelCell between FuelCell and us as if we were separate taxable companies.

     The services agreement sets forth the terms under which FuelCell provides to us certain management and administrative services, as well as the use of certain office, research and development and manufacturing and support facilities and services. We paid FuelCell $378,000 under this agreement in the fiscal year ended October 31, 1999 and $139,000 for the nine months ended September 30, 2000. We now perform substantially all of the services previously provided by FuelCell.

     In February 1999, we borrowed $300,000 from FuelCell for working capital and capital expenditures. This loan was secured by all of our assets. We borrowed an additional $1.6 million from a bank, which was guaranteed by FuelCell. These loans were repaid in April 1999.

     In March 1999, Jerry D. Leitman, our Chairman, exercised options for 100,000 shares of our common stock at $3.00 per share by issuing to us a nonrecourse, non-interest-bearing note in the original principal amount of $300,000 payable in equal installments through 2001. No principal payments have yet been made on this note. If this note is not paid by March 2001, Mr. Leitman's shares will be forfeited.

     In December 1999, James Gerson and John Gutfreund, each a director, and a retirement plan for Robert Kanode, our Chief Executive Officer, President and a director, bought 20,000, 2,000 and 1,200 shares of Series A preferred stock, respectively, and accompanying warrants at $25.00 per share. For a description of the Series A preferred stock and warrants, see "Description of Capital Stock."

     Loeb Partners Corporation, an affiliate of Thomas Kempner and Warren Bagatelle, each a director, received $174,000 as standby underwriter in connection with our 1999 rights offering.

     In December 2000, we entered into an agreement with Oxygen, S.p.A. Oxygen has agreed to promote and incorporate into its manufacturing process our rechargeable nickel-zinc batteries destined for the European market for use in light-weight electric vehicles. These batteries will be manufactured by our joint venture in the PRC. We have invested $154,000 in the equity of Oxygen and we hold 3% of its issued capital. It is expected that James Gerson, one of our directors, will be a director of Oxygen. In addition, Glen Bowling, our Vice President of Marketing and Sales, is a director and officer of Oxygen. Oxygen has placed an initial order with us for 3,250 rechargeable nickel-zinc batteries to be manufactured over the next year by our joint venture in the PRC.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2000, and as adjusted to reflect the sale of common stock offered by this prospectus by:

     - each stockholder known by us to beneficially own more than 5% of our outstanding common stock;

     - each of our executive officers;

     - each of our directors; and

     - all directors and executive officers as a group.

     A person has beneficial ownership of shares if the individual has the power to vote or dispose of shares. This power can be exclusive or shared, direct or indirect. In addition, a person beneficially owns shares underlying options or warrants that are presently exercisable or will become exercisable within 60 days of December 31, 2000, and shares to be acquired upon conversion of our preferred stock. These shares are considered to be outstanding for the purpose of calculating the percentage of outstanding shares of our common stock owned by a particular stockholder but are not considered to be outstanding for the purpose of calculating the ownership percentage of any other person. Applicable percentage ownership in the following table is based on 7,431,952 shares of common stock outstanding as of January 15, 2001. Except as otherwise noted, to our knowledge, the stockholders named in the table have sole voting and investment power for all shares shown as beneficially owned by them.

     The table below assumes that the underwriters have not exercised their over-allotment option.

                                                                   PERCENTAGE OF        PERCENTAGE OF
                                                                    BENEFICIAL            BENEFICIAL
                                                    NUMBER OF        OWNERSHIP            OWNERSHIP
NAME                                                 SHARES      PRIOR TO OFFERING    AFTER THE OFFERING
----                                                ---------    -----------------    ------------------
Warren D. Bagatelle(1)............................    714,372           9.6%                  6.8%
  c/o Loeb Investors Co.
  LXXV
  61 Broadway
  New York, NY 10006
James D. Gerson(2)................................    748,303          10.0%                  7.1%
  c/o Fahnestock and Co.
  780 3rd Avenue
  New York, NY 10017
Thomas L. Kempner(1)..............................    528,216           7.1%                  5.1%
  c/o Loeb Investors Co.
  LXXV
  61 Broadway
  New York, NY 10006
Loeb Investors Co. LXXV(1)........................    528,216           7.1%                  5.1%
  61 Broadway
  New York, NY 10006
Jerry D. Leitman(3)...............................    266,666           3.5%                  2.5%
Robert L. Kanode(4)...............................     58,764             *                     *
William A. Lawson.................................     51,220             *                     *
Allen Charkey(5)..................................     33,333             *                     *
John H. Gutfreund(6)..............................     11,273             *                     *
Robert Gable(7)...................................      6,000             *                     *
Daniel J. Samela..................................         --             *                     *

                                                                   PERCENTAGE OF        PERCENTAGE OF
                                                                    BENEFICIAL            BENEFICIAL
                                                    NUMBER OF        OWNERSHIP            OWNERSHIP
NAME                                                 SHARES      PRIOR TO OFFERING    AFTER THE OFFERING
----                                                ---------    -----------------    ------------------
U.S. Trust Company of New York....................    695,350           9.4%                  6.7%
  114 West 47th Street
  New York, New York
All directors and executive officers as a group
  (10 Persons)....................................  1,889,930          24.6%                 17.7%

---------------
 *  Less than one percent.

(1) Messrs. Bagatelle and Kempner, by virtue of being general partners of Loeb Investors Co. LXXV, may each be deemed to beneficially own the shares of Loeb Investors Co. LXXV. Each of Mr. Kempner and Mr. Bagatelle is a member of a group, as that term is used in Section 13(d) of the Exchange Act, which group, in the aggregate, owns 528,216 shares of common stock.

(2) Mr. Gerson's shareholdings include 71,078 shares held by his wife as custodian for two children (of which 22,545 shares are issuable upon conversion of Series A preferred stock and exercise of related warrants). Also includes 21,064 shares held by a private foundation, of which Mr. Gerson is President and a Director. Mr. Gerson disclaims beneficial ownership of the securities held by his wife and of the private foundation. Mr. Gerson also holds 122,545 shares (of which 22,545 are issuable upon conversion of Series A preferred stock and exercise of related warrants) in a company in which he is Chairman. Mr. Gerson's other holdings also include 90,182 shares issuable upon conversion of Series A preferred stock and exercise of related warrants.

(3) Includes 100,000 shares which may be acquired upon exercise of options within 60 days.

(4) Includes 50,000 shares which may be issued upon exercise of options and 6,764 shares which may be issued upon conversion of Series A preferred stock and exercise of related warrants.

(5) Represents shares which may be issued upon exercise of options within 60 days.

(6) Represents 11,273 shares which may be issued upon conversion of Series A preferred stock and related warrants.

(7) Represents shares held by his wife as to which he disclaims beneficial interest.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 30,000,000 shares of common stock, $.01 par value per share and 1,000,000 shares of preferred stock, $.01 par value per share.

     As of January 15, 2001, there were 7,431,952 shares of common stock outstanding and 196,500 shares of Series A preferred stock outstanding. After giving effect to the sale of the 3,000,000 shares of our common stock in this offering, there will be 10,431,952 shares of common stock outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The election of directors is determined by a plurality of the votes cast and, except as otherwise required by law, all other matters are determined by a majority of the votes cast. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors. Holders of common stock are entitled to receive any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of outstanding shares of preferred stock. Upon the liquidation, dissolution or winding up of Evercel, the holders of common stock are entitled to receive pro-rated shares of our net assets after we have paid all debts and other liabilities. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any class or series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Under our certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue up to an aggregate of 1,000,000 shares of preferred stock in one or more classes or series. Our board of directors may, without shareholder approval, issue any class or series of preferred stock with dividend rights, dividend rates, conversion rights, redemption rights, preferences on liquidation or dissolution, voting rights and any other preferences, which could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could make it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

     We have created a class of Series A preferred stock. On December 16, 1999, we sold 264,000 shares of Series A preferred stock in a private placement. Burnham Securities Inc., one of the underwriters of this offering, acted as placement agent for this private placement. Each share of Series A preferred stock is convertible into 3.64 shares of common stock, representing an effective purchase price of $6.88 per share of our common stock. Each share of Series A preferred stock accrues dividends at the rate of $2.00 per year, payable either in cash or in shares of Series A preferred stock at our option. Each share of Series A preferred stock bears a liquidation preference of $25.00 per share and is entitled to one vote for each share of common stock into which it is convertible on all matters submitted to stockholders. We may redeem the Series A preferred stock for $25.00 per share at any time after one year following the issue date if certain common stock price levels are reached.

WARRANTS

     Each share of Series A preferred stock also carries a five-year warrant, which is exercisable into two shares of common stock at $8.25 per share. Burnham Securities Inc., one of the underwriters for this offering, acted as placement agent for the sale of the Series A preferred stock and received 67,200 warrants to purchase our common stock at $10.50 per share. We may redeem the warrants at any time after one year following the issue date if certain common stock price levels are reached. We have also issued 6,000 five-year warrants to a consultant, which are each exercisable for one share of common stock at $23.09 per share.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Provisions of our certificate of incorporation and bylaws could make the acquisition of Evercel and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Evercel to negotiate with us first, but these provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for shares held by stockholders.

  Authorized But Unissued Shares

     Our board of directors has the authority to issue and to establish the rights of substantial amounts of preferred stock without stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine. This authority may be used to create voting impediments, hinder changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control of Evercel. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control.

  Staggered Board

     Our board of directors is divided into three classes. Each class is elected for a three-year term. This provision makes more difficult any attempt for a bidder to acquire control. The existence of a staggered board of directors is considered a deterrent to a takeover attempt, even though it may be in the best interest of our stockholders.

  Delaware Anti-Takeover Provisions

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the anti-takeover law, which regulates corporate acquisitions. The law generally prohibits business combinations between a publicly held Delaware corporation and an interested stockholder.

     - An interested stockholder is a person who, together with any affiliates, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a corporation.

     - A business combination includes mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation.

     Section 203 prohibits any business combination that results in a financial benefit to an interested stockholder for three years following the date the person became an interested stockholder.

  Connecticut Anti-Takeover Provisions

     The laws of the State of Connecticut, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant shareholders. Section 33-840 of the Connecticut Business Corporation Act prohibits certain publicly held foreign corporations that are based in Connecticut from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the company) with an "interested shareholder" as defined in the Connecticut Business Corporation Act for a period of five years from the date of the shareholder's purchase of stock unless approved in a prescribed manner. The application of this statute could prevent a change of control. Generally, approval is required by our board of directors and by a majority of our non-employee directors and by 80% of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested shareholder. We can give no assurance that these provisions would not prevent us from entering into a business combination that otherwise would be beneficial to our shareholders.

LIMITATION ON LIABILITY

     Our certificate of incorporation and by-laws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our certificate of incorporation specifies that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty, except for liability:

     - for any breach of the duty of loyalty;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for the payment of unlawful dividends and other actions prohibited by Delaware General Corporation Law; or

     - for any transaction resulting in receipt of an improper personal benefit by the director.

     Our bylaws require us to indemnify our directors and officers, so long as their actions are in good faith, are in the best interests of the corporation, and are not unlawful. Our bylaws also permit us to purchase and maintain insurance on behalf of our directors, officers and agents. We intend to obtain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, there will be 10,431,952 shares of our common stock outstanding, and 10,881,952 shares if the underwriters' over-allotment option is exercised in full, assuming no exercise of options or warrants or conversion of Series A preferred stock. All of these shares (subject to the "lock-up" discussed below), including all of the shares sold in this offering, will be freely tradable without restriction under the Securities Act by persons other than "affiliates" as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

     All of our executive officers and directors and certain other stockholders have agreed to a "lock-up" at the request of the underwriters. In the aggregate, this group holds 1,460,261 shares of our common stock, options to purchase 281,999 shares of our common stock, warrants to purchase 52,400 shares of our common stock, and Series A preferred stock convertible into 95,270 shares of our common stock. Under the lock-up, they agreed not to offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exercisable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Keegan & Company, Inc. When the lock-up expires, approximately 1,460,261 additional shares that are restricted securities will be eligible for sale under Rule 144. Shares acquired in transactions exempt from registration under the Securities Act are "restricted securities" as that term is defined under Rule 144. Restricted shares may be vested only if they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption in Rule 144.

     Under Rule 144, a person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock (approximately 104,319 shares immediately following the offering); and

     - the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

     We have filed a registration statement on Form S-8 with respect to 600,000 shares of common stock issuable under our stock option plan. As the number of shares available under our stock option plan is increased, we intend to register those shares as well. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, except that affiliates must comply with Rule 144.

     We have also filed a registration statement on Form S-3 with respect to the resale of the shares of common stock issuable upon conversion of the Series A preferred stock and upon exercise of the related warrants.

     In addition, shares held by persons deemed not to have been affiliates of ours at any time during the 90 days preceding a sale and who have beneficially owned the shares for at least two years can be sold under Rule 144(k) without regard to the volume limitations, manner of sale provisions or other limitations of Rule 144.

                                  UNDERWRITING

     Under an underwriting agreement, Morgan Keegan & Company, Inc. and Burnham Securities Inc. are acting as representatives of the underwriters named below. Under the underwriting agreement, each of the underwriters has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name below.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Morgan Keegan & Company, Inc................................
Burnham Securities Inc......................................

                                                                 ---------
          Total.............................................     3,000,000
                                                                 =========

     The underwriting agreement provides that the underwriters' obligations to purchase shares are subject to conditions set forth in the underwriting agreement, and that if any of the shares are purchased by any underwriter under the underwriting agreement, then all of the shares that such underwriter has agreed to purchase under the underwriting agreement must be purchased.

     The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at the public offering price less a selling
concession not in excess of $     per share. The underwriters may also allow,
and dealers may re-allow, a concession not in excess of $     per share to
brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option to purchase up to an additional 450,000 shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent that the underwriters exercise this option, each underwriter will be committed, subject to conditions, to purchase the additional shares, and we will be obligated under the over-allotment option to sell the shares to the underwriter.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                PER SHARE    WITHOUT OPTION    WITH OPTION
                                                ---------    --------------    -----------
Public offering price.........................
Underwriting discount.........................
Proceeds before expenses......................

     We estimate our expenses relating to the offering to be $400,000. We will pay to the underwriters underwriting discounts and commissions in an amount equal to the public offering price per share of common stock less the amount the underwriters pay to us for each share of common stock.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make with respect to these liabilities.

     For a period ending 180 days from the date of this prospectus, we and our executive officers and directors and certain of our stockholders have agreed that, without the prior written consent of Morgan Keegan & Company, Inc., we will not:

     - offer, pledge, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

     In addition, during this 180-day period, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Morgan Keegan & Company, Inc.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may create a syndicate short position by making short sales of our common stock and may purchase shares of our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than the underwriters are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters may close out any covered short position by either exercising their over-allotment or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters would close out any naked short position by purchasing shares in the open market. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed shares in syndicate covering transactions, in stabilization transactions or in some other way or if Morgan Keegan & Company, Inc. receives a report that indicates clients of such syndicate members have "flipped" the shares. These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions to this offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of any offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     Burnham Securities Inc., one of the underwriters in this offering, acted as placement agent in connection with our private placement of Series A preferred stock in 1999. In connection with that private placement, Burnham Securities received $462,000 and warrants to purchase 67,200 shares of our common stock. Burnham Securities will also receive 4% of the exercise price of the warrants issued to the investors in the private placement when they are exercised. See "Description of Capital Stock -- Warrants." In addition, Burnham Securities acted as underwriter in connection with our public offering of common stock in May 2000 for which Burnham Securities received commissions of $1,128,000.

     As permitted by Rule 103 under the Exchange Act, certain underwriters and selling group members, if any, may act as "passive market makers" in the common stock which means they may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides:

     - A passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months, or any 60 consecutive days ending within 10 days, immediately preceding the filing date of the registration statement of which this prospectus is a part;

     - A passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

     - Bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

     Robinson & Cole LLP, Stamford, Connecticut will pass upon the validity of the shares of common stock offered by this prospectus. Various legal matters related to the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

                                    EXPERTS

     The financial statements of Evercel, Inc. as of December 31, 1999 and October 31, 1999 and 1998, and for the two-month period ended December 31, 1999 and for each of the years in the three-year period ended October 31, 1999, have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 with respect to the common stock offered. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Evercel and the common stock, you should refer to the registration statement and the related exhibits and schedules. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allow us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference our annual report on Form 10-K for the year ended December 31, 1999, as amended, our quarterly reports for the quarters ended March 31, June 30 and September 30, 2000 and our proxy statement for our 2000 annual meeting of stockholders.

     All documents which we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified above under the caption "Where You Can Find More Information."

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference but not delivered with this prospectus). You should direct requests for documents to Robert L. Kanode, Evercel, Inc., 2 Lee Mac Avenue, Danbury, Connecticut 06810. The telephone number is (203) 825-3900.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Balance Sheets -- October 31, 1998 and 1999 and December 31,
  1999......................................................   F-3
Statements of Income (Loss) for the Years ended October 31,
  1997, 1998 and 1990 and the Two Months ended December 31,
  1998 and 1999.............................................   F-4
Statements of Changes in Shareholders' Equity for the Years
  ended October 31, 1997, 1998 and 1999 and for the Two
  Months ended October 31, 1999.............................   F-5
Statements of Cash Flows for the Years ended October 31,
  1997, 1998 and 1999 and for the Two Months ended December
  31, 1998 and 1999.........................................   F-6
Notes to Financial Statements...............................   F-7
Condensed Balance Sheets -- December 31, 1999 and Unaudited
  September 30, 2000........................................  F-15
Unaudited condensed Statements of Operations for the Nine
  Months ended September 30, 1999 and 2000..................  F-16
Unaudited condensed Statements of Cash Flows from the Nine
  Months ended September 30, 1999 and 2000..................  F-17
Notes to Unaudited Condensed Financial Statements...........  F-18

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evercel, Inc.:

     We have audited the accompanying balance sheets of Evercel, Inc. as of December 31, 1999 and October 31, 1999 and 1998, and the related statements of income (loss), changes in shareholders' equity and cash flows for the two months ended December 31, 1999 and for each of the years in the three-year period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evercel, Inc. as of December 31, 1999 and October 31, 1999 and 1998 and the results of their operations and their cash flows for the two months ended December 31, 1999 and for each of the years in the three-year period ended October 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/  KPMG LLP
                                          --------------------------------------
                                          KPMG LLP

March 13, 2000
Stamford, CT

                                 EVERCEL, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                          OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                             1998           1999            1999
                                                          -----------    -----------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.............................    $    1         $ 1,820        $ 6,117
  Accounts receivable...................................        17             214            193
  Inventories...........................................        --             192            159
  Other current assets..................................        --              56             35
                                                            ------         -------        -------
          Total current assets..........................        18           2,282          6,504
  Property, plant and equipment, net....................       825           1,991          2,289
  Other assets, net.....................................       333              17             17
                                                            ------         -------        -------
          TOTAL ASSETS..................................    $1,176         $ 4,290        $ 8,810
                                                            ======         =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable.........................................    $  603         $    --        $    --
  Accounts payable......................................        53             538            391
  Accrued liabilities...................................        97             473            351
                                                            ------         -------        -------
          Total current liabilities.....................       753           1,011            742
Shareholders' equity:
  Preferred Stock ($0.01 par value); 1,000,000 shares
     authorized: 264,000 issued and outstanding at
     December 31, 1999 (with cumulative dividends at
     8%)................................................        --              --              3
  Common Stock ($0.01 par value); 10,000,000 shares
     authorized: 5,722,090 issued and outstanding at
     December 31, 1999 and October 31, 1999.............        --              57             57
  Additional paid-in-capital............................        --           7,978         14,084
  Note receivable from shareholder......................        --            (300)          (300)
  Accumulated deficit...................................        --          (4,456)        (5,776)
  Net assets of Battery Group...........................       423              --             --
                                                            ------         -------        -------
          Total shareholders' equity....................       423           3,279          8,068
                                                            ------         -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............    $1,176         $ 4,290        $ 8,810
                                                            ======         =======        =======

    The accompanying notes are an integral part of the financial statements.

                                  EVERCEL, INC

                          STATEMENTS OF INCOME (LOSS)
                YEARS ENDED OCTOBER 31, 1997, 1998 AND 1999, AND
                  TWO MONTHS ENDED DECEMBER 31, 1998 AND 1999
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                YEARS ENDED                         TWO MONTHS ENDED
                                -------------------------------------------   -----------------------------
                                OCTOBER 31,     OCTOBER 31,     OCTOBER 31,   DECEMBER 31,     DECEMBER 31,
                                   1997            1998            1999           1998             1999
                                -----------     -----------     -----------   ------------     ------------
                                                                              (UNAUDITED)
Revenues......................  $      436      $      438      $      196             --               13
Cost and expenses:
  Cost of revenues............          98              87             694             --              220
  Administrative and selling
     expenses.................         268           1,805           2,244            208              636
  Depreciation &
     amortization.............          40              45             181              8               54
  Research and development....         897           1,832           2,449            391              451
                                ----------      ----------      ----------     ----------       ----------
          Total operating
            costs and
            expenses..........       1,303           3,769           5,568            607            1,361
                                ----------      ----------      ----------     ----------       ----------
Loss from operations..........        (867)         (3,331)         (5,372)          (607)          (1,348)
Interest income, net..........          --              --              90             --               28
Equity in net loss of
  affiliate...................          --              --             (36)            --               --
Other expense.................          --              --              (3)            --               --
                                ----------      ----------      ----------     ----------       ----------
Loss before income tax
  benefit.....................        (867)         (3,331)         (5,321)          (607)          (1,320)
Income tax benefit............        (295)         (1,006)           (360)          (249)              --
                                ----------      ----------      ----------     ----------       ----------
Net loss......................         572          (2,325)         (4,961)          (358)          (1,320)
Preferred stock dividends.....          --              --              --             --              (22)
                                ----------      ----------      ----------     ----------       ----------
Net loss -- common
  shareholders................  $     (572)     $   (2,325)     $   (4,961)    $     (358)      $   (1,342)
                                ==========      ==========      ==========     ==========       ==========
Basic and diluted loss per
  share.......................  $    (0.21)(a)  $    (0.84)(a)  $    (1.11)    $    (0.13)(a)   $    (0.23)(b)
                                ==========      ==========      ==========     ==========       ==========
Basic and diluted shares
  outstanding.................   2,778,000(a)    2,778,000(a)    4,456,538      2,778,000(a)     5,722,000(b)
                                ==========      ==========      ==========     ==========       ==========

---------------
(a) Represents the pro forma loss per share and shares assumed to be outstanding based on the number of shares outstanding immediately after our spin-off from FuelCell.

(b) Due to losses we have incurred, dilutive instruments, consisting of shares of Series A preferred stock, options and warrants, have been excluded from diluted shares. At December 31, 1999, there were 264,000 shares of Series A preferred stock convertible into 960,000 shares of common stock, related warrants exercisable for 595,268 shares of common stock and options exercisable for 627,098 shares of common stock.

    The accompanying notes are an integral part of the financial statements.

                                 EVERCEL, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              YEARS ENDED OCTOBER 31, 1997, 1998 AND 1999 AND THE
                       TWO MONTHS ENDED DECEMBER 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                                                                       NOTE          NET
                                    COMMON STOCK      PREFERRED STOCK    ADDITIONAL                 RECEIVABLE    ASSETS OF
                                 ------------------   ----------------    PAID-IN     ACCUMULATED      FROM        BATTERY
                                  SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL       DEFICIT     SHAREHOLDER     GROUP
                                 ---------   ------   -------   ------   ----------   -----------   -----------   ---------
BALANCE AT OCTOBER 31, 1996....         --    $--          --     $--     $    --       $    --        $  --       $   111
Net loss.......................         --     --          --     --           --            --           --          (572)
Contribution from FuelCell.....         --     --          --     --           --            --           --           672
                                 ---------    ---     -------     --      -------       -------        -----       -------
BALANCE AT OCTOBER 31, 1997....         --     --          --     --           --            --           --           211
Net loss.......................         --     --          --     --           --            --           --        (2,325)
Contribution from Fuel Cell....         --     --          --     --           --            --           --         2,537
                                 ---------    ---     -------     --      -------       -------        -----       -------
BALANCE AT OCTOBER 31, 1998....         --     --          --     --           --            --           --           423
Net intercompany activity......         --     --          --     --           --            --           --            96
Net loss pre-spin..............         --     --          --     --           --            --           --          (505)
Common stock issued............  2,777,712     28          --     --          (14)           --           --           (14)
Stock issued under rights
  offering.....................  2,777,712     28          --     --        7,493            --           --            --
Stock options exercised........    166,666      1          --     --          499            --         (300)           --
Net loss post spin-off.........         --     --          --     --           --        (4,456)          --            --
                                 ---------    ---     -------     --      -------       -------        -----       -------
BALANCE AT OCTOBER 31, 1999....  5,722,090     57          --     --        7,978        (4,456)        (300)           --
Preferred stock issued.........         --     --     264,000      3        6,128            --           --            --
Net loss.......................         --     --          --     --           --        (1,320)          --            --
Preferred stock dividends......         --     --          --     --          (22)           --           --            --
                                 ---------    ---     -------     --      -------       -------        -----       -------
BALANCE AT DECEMBER 31, 1999...  5,722,090    $57     264,000     $3      $14,084       $(5,776)       $(300)      $    --
                                 =========    ===     =======     ==      =======       =======        =====       =======


                                     TOTAL
                                 SHAREHOLDERS'
                                    EQUITY
                                 -------------
BALANCE AT OCTOBER 31, 1996....     $   111
Net loss.......................        (572)
Contribution from FuelCell.....         672
                                    -------
BALANCE AT OCTOBER 31, 1997....         211
Net loss.......................      (2,325)
Contribution from Fuel Cell....       2,537
                                    -------
BALANCE AT OCTOBER 31, 1998....         423
Net intercompany activity......          96
Net loss pre-spin..............        (505)
Common stock issued............          --
Stock issued under rights
  offering.....................       7,521
Stock options exercised........         200
Net loss post spin-off.........      (4,456)
                                    -------
BALANCE AT OCTOBER 31, 1999....       3,279
Preferred stock issued.........       6,131
Net loss.......................      (1,320)
Preferred stock dividends......         (22)
                                    -------
BALANCE AT DECEMBER 31, 1999...     $ 8,068
                                    =======

    The accompanying notes are an integral part of the financial statements.

                                 EVERCEL, INC.

                            STATEMENTS OF CASH FLOWS
                YEARS ENDED OCTOBER 31, 1997, 1998 AND 1999, AND
                  TWO MONTHS ENDED DECEMBER 31, 1998 AND 1999
                             (DOLLARS IN THOUSANDS)

                                                       YEARS ENDED                      TWO MONTHS ENDED
                                         ---------------------------------------   ---------------------------
                                         OCTOBER 31,   OCTOBER 31,   OCTOBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1997          1998          1999           1998           1999
                                         -----------   -----------   -----------   ------------   ------------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...............................     $(572)       $(2,325)      $(4,961)       $(358)        $(1,320)
Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depreciation and amortization........        40             45           181            8              54
  (Increase) decrease in operating
     assets:
     Accounts receivable...............         9             16          (197)         (19)             21
     Inventories.......................        --             --          (192)        (102)             33
     Other current assets..............       (42)            42           (56)          --              --
  Increase (decrease) in operating
     liabilities:
     Accounts payable..................        12             36           485           61            (147)
     Accrued liabilities...............         1             32           376           12            (144)
  Other, net...........................        --           (332)          290          (65)             21
                                            -----        -------       -------        -----         -------
       Net cash used in operating
          activities...................      (552)        (2,486)       (4,074)        (463)         (1,482)
                                            -----        -------       -------        -----         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................      (120)          (652)       (1,321)        (177)           (352)
                                            -----        -------       -------        -----         -------
  Net cash used in investing
     activities........................      (120)          (652)       (1,321)        (177)           (352)
                                            -----        -------       -------        -----         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings from FuelCell.............        --            603            --          218              --
  Repayment to FuelCell................        --             --          (603)          --              --
  Proceeds from common stock issued....        --             --         7,721           --              --
  Proceeds from preferred stock
     issued............................        --             --            --           --           6,131
  Contributions from FuelCell..........       672          2,536            96          422              --
                                            -----        -------       -------        -----         -------
       Net cash provided by financing
          activities...................       672          3,139         7,214          640           6,131
                                            -----        -------       -------        -----         -------
Net increase in cash and cash
  equivalents..........................        --              1         1,819           --           4,297
Cash and cash equivalents -- beginning
  of period............................        --             --             1            1           1,820
                                            -----        -------       -------        -----         -------
Cash and cash equivalents -- end of
  period...............................     $  --        $     1       $ 1,820        $   1         $ 6,117
                                            =====        =======       =======        =====         =======
CASH PAID DURING THE PERIOD FOR:
Interest...............................     $  --        $    --       $    18        $  --         $    --

    The accompanying notes are an integral part of the financial statements.

                                 EVERCEL, INC.

                         NOTES TO FINANCIAL STATEMENTS
            OCTOBER 31, 1998, OCTOBER 31, 1999 AND DECEMBER 31, 1999

(1) BASIS OF PRESENTATION

     On October 6, 1999, the board of directors voted to change the fiscal year end of Evercel, Inc. (the "Company") from October 31 to December 31. The accompanying financial statements represent the financial position and results of operations of the Company as of and for the two months ended December 31, 1999; the financial position of the Company at October 31, 1999 and the results of operations of the Battery Group of FuelCell Energy, Inc. ("FuelCell") for the period from November 1, 1998 through February 21, 1999 and the results of operations of the Company from February 22, 1999 through October 31, 1999; the financial position and the results of operations of FuelCell's Battery Group as of and for the two months ended December 31, 1998 (unaudited); the financial position and results of operations of FuelCell's Battery Group as of and for the twelve months ended October 31, 1998; and the results of operations of FuelCell's Battery Group for the twelve months ended October 31, 1997.

     Comparative amounts for the two months ended December 31, 1998 are unaudited. In the opinion of management, the information presented in the unaudited two month statement reflects all adjustments necessary for a fair presentation of the Company's results of operations for that period.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     The Company is engaged in the design and manufacture of innovative, patented nickel-zinc rechargeable batteries, as well as the research and design of other advanced battery technologies. The Company believes the nickel-zinc battery has commercial applications in markets requiring long cycle life, light weight and relative cost efficiency.

  Spin-off from FuelCell Energy, Joint Ventures and License Agreements

     On February 22, 1999, FuelCell effected a spin-off of the Company by deconsolidating the financial statements of the Company and a Joint Venture from its consolidated financial statements. As part of the spin-off of the Company, FuelCell transferred capital assets (net), prepaid spin-off costs, accounts receivable and short-term liabilities amounting to $1,228,000, $501,000, $36,000 and $1,096,000, respectively. FuelCell distributed to its shareholders in a tax-free distribution one share of Evercel common stock for every three shares of common stock of FuelCell held on the record date of February 22, 1999. On April 5, 1999, the Company completed a rights offering of its shares at $3.00 per share and began trading on the Nasdaq Small Cap market and the Boston Stock Exchange.

     In February 1998, FuelCell entered into the Nan Ya License Agreement with a joint venture between Nan Ya Plastics Corporation of Taiwan, a Formosa Plastics Group company, and Xiamen Three Circles Co., Ltd. of Xiamen, China for the use of the Company's nickel-zinc batteries in electric and hybrid electric vehicles in China, Taiwan, Hong Kong and Macao on an exclusive basis and for certain other Southeast Asian countries on a non-exclusive basis. The license agreement calls for the payment of $5.0 million in three stages and a royalty for the exclusive and non-exclusive territories. The payments include $1.5 million received by FuelCell in 1998, of which $1.3 million and $0.2 million, respectively were recorded on FuelCell's financial statements in 1999 and 1998. A further $2.0 million is to be paid to the Company based on completion of cycle life testing that was substantially achieved in December, 1999 and a final payment of $1.5 million to be paid to the Company upon completion of duplication of the battery at its facilities in China. The Nan Ya License Agreement provides that the Company has the right to invest the final payment in equity in the joint venture manufacturing and sales organization formed between Nan Ya Plastics and Xiamen Three Circles Co., Ltd.

                                 EVERCEL, INC.

     In July 1998, FuelCell also entered into a Technology Transfer and License Contract (the "Three Circles License Agreement") with Xiamen Three Circles-ERC Battery Corp., Ltd. for the use of the Company's nickel-zinc batteries in electric bicycles, scooters, three-wheel vehicles, off-road vehicles, and miner's safety lamps in China on an exclusive basis and Southeast Asia on a non-exclusive basis. The license included an initial payment to FuelCell of $3 million. In connection with the Three Circles License Agreement, FuelCell also entered into a joint venture agreement with Xiamen Three Circles Co., Ltd., used this $3.0 million as its initial investment in the joint venture and subsequently contributed an additional $80,500 to receive a 50.5% share of the joint venture called Xiamen Three Circle-ERC Battery Corp. (the "Joint Venture"). Through December 31, 1999, the results of operations of the Joint Venture are immaterial. Pursuant to the Three Circles License Agreement, the Joint Venture must also pay the Company certain royalties based upon the net sales of nickel-zinc batteries sold, leased or transferred in the applicable territories. In addition the Joint Venture may sub-license the Company's technology to third parties in China, Hong Kong, Taiwan and Macao on a non-exclusive basis.

     In accordance with a License Assistance Agreement entered into between the Company and FuelCell, the Company has agreed to provide all services and assistance necessary for it to effectively fulfill, on behalf of FuelCell, all of the FuelCell's obligations under the Joint Venture and the related license agreement until such time as FuelCell obtains the approval from the Chinese partner and appropriate Chinese governmental authority for the assignment of such agreements to the Company. In return for such assistance, FuelCell will pay to the Company and the Company will pay to FuelCell an amount equal to the sum of all money, dividends, profits, reimbursements, distributions and payments actually paid to FuelCell or paid by FuelCell in cash or in kind or otherwise accruing to FuelCell pursuant to the Joint Venture contract and related license agreement. All expenses and costs incurred by the Company in meeting the obligations under the License Assistance Agreement shall be solely those of the Company, and FuelCell shall not be liable for their payment. The Company accounts for its involvement in the Joint Venture under the License Assistance Agreement in a manner similar to the equity method of accounting as a result of the fact that it does not have significant control over the Joint Venture.

  Cash and Cash Equivalents

     Cash equivalents consist primarily of money market deposits with financial institutions.

  Inventories

     Inventories consist principally of raw materials and are stated at the lower of cost or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

  Revenue Recognition

     Revenue on product sales is recognized at the time of shipment.

  Intellectual Property

     Intellectual property including patents and know-how is carried at no value.

                                 EVERCEL, INC.

  Stock Option Plan

     Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employees stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company applies the recognition provisions of APB Opinion No. 25 and provides the pro forma disclosure provisions of SFAS No. 123.

  Earnings Per Share (EPS)

     Basic earnings per share are based upon the weighted average common shares outstanding during the period. The Company has computed dilutive EPS without consideration to potentially dilutive instruments due to the losses incurred by the Company. If the Company had computed dilutive shares considering dilutive instruments, the fully diluted shares outstanding would have been 7,940,456 at December 31 and 6,353,188 at October 31, 1999.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Prior to the spin-off by FuelCell, the Battery Business Group was included in the consolidated tax filings of FuelCell. The provision for income taxes of the Company represents an allocation of a portion of the FuelCell consolidated U.S. federal income tax provision to the battery group for the period during which the Company was a part of FuelCell. The allocated tax provision is determined based upon the income or loss of each group as if a separate tax return was filed. If FuelCell is unable to recognize the tax benefit of an operating loss generated by a group through offset of the loss against income of other members of the consolidated group, or carryback of the loss to reduce prior year's consolidated taxable income, such benefit is not allocated to the group. To the extent that FuelCell is subsequently able to recognize previously unrecorded tax benefits relating to losses of a group, the benefit is allocated to that group, as the group generates future taxable income up to the amount of prior losses giving rise to the unrecognized tax benefit.

  Accounting Changes

     Pursuant to Financial Accounting Standards Board ("FASB") Statement No. 130, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The statement establishes standards for

                                 EVERCEL, INC.

reporting and display of comprehensive income and its components in a full set of general purpose financial statements. For the Company, comprehensive income
(loss) is the same as net income (loss).

     SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As amended, this statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations because it does not currently purchase derivative instruments or enter into hedging activities.

     During 1998, the American Institute of Certified Public Accountants ("AICPA") released its Statement of Position No. 98-1 ("SOP 98-1") "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Statement of Position No. 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities," both of which are effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 also requires that the costs related to the preliminary project stage and the post-implementation stage of an internal-use computer software development project be expensed as incurred. SOP 98-5 requires that the costs of start-up activities be expensed as incurred. SOP 98-5 requires companies to report the initial application of the standard as a cumulative effect of an accounting change. The Company is not required to adopt these standards until fiscal 2000. Management believes that the adoption of these standards will not have a material effect on the Company's results.

(3) ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following:

                                                                (IN THOUSANDS)
                                                  OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                     1998           1999            1999
                                                  -----------    -----------    ------------
Joint Venture...................................      $--           $195            $174
U.S. Government.................................       12             19              19
Commercial customers (samples)..................        5              5               5
Allowance for uncollectible amounts.............       --             (5)             (5)
                                                      ---           ----            ----
Net Total.......................................      $17           $214            $193
                                                      ===           ====            ====

(4) INVENTORY

     Inventories at October 31, 1998 and 1999 and December 31, 1999 consisted of the following:

                                                                (IN THOUSANDS)
                                                  OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                     1998           1999            1999
                                                  -----------    -----------    ------------
Raw Materials...................................      $--           $146            $123
Work in Progress................................       --             69              23
Finished Goods..................................       --              2              13
                                                      ---           ----            ----
Gross Inventories...............................       --            217             159
Reserve for obsolescence........................       --            (25)             --
                                                      ---           ----            ----
Net inventory balance...........................      $--           $192            $159
                                                      ===           ====            ====

                                 EVERCEL, INC.

(5) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at October 31, 1998 and 1999 and December 31, 1999 consisted of the following:

                                                (DOLLARS IN THOUSANDS)
                                      OCTOBER 31,    OCTOBER 31,    DECEMBER 31,     ESTIMATED
                                         1998           1999            1999        USEFUL LIFE
                                      -----------    -----------    ------------    -----------
Machinery and equipment.............    $1,068         $ 1,944        $ 2,073        3-8 Years
Furniture and fixtures..............         9             204            204         10 Years
Leasehold improvements..............        --             148            148          5 Years
Construction-in-progress............       603             705            928
                                        ------         -------        -------
                                         1,680           3,001          3,353
Less, accumulated depreciation and
  amortization......................      (855)         (1,010)        (1,064)
                                        ------         -------        -------
Total property, plant and
  equipment.........................    $  825         $ 1,991        $ 2,289
                                        ======         =======        =======

(6) OTHER ASSETS

     Other assets at October 31, 1998 and 1999 and December 31, 1999 consisted of the following:

                                                                (IN THOUSANDS)
                                                  OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                     1998           1999            1999
                                                  -----------    -----------    ------------
Rights offering costs...........................     $307            $--            $--
Security Deposits...............................       14             17             17
Organizational Costs............................       12             --             --
                                                     ----            ---            ---
                                                     $333            $17            $17
                                                     ====            ===            ===

(7) COMMITMENTS AND CONTINGENCIES

     On January 15, 1999, the Company entered into a lease for five years with an option to extend for an additional five years. Minimum lease payments are $171,000 for the first three years (1999, 2000 and 2001) with increases to $178,000 in year four (2002) and $185,000 in year five (2003).

(8) STOCK OPTION PLAN

     The Board had adopted the 1998 Stock Option Plan in anticipation of the spin-off of the Company from FuelCell as a separate publicly-held company. Under the terms of the Plan, options to purchase up to 600,000 (177,334 shares have been exercised) shares of common stock may be granted to officers, key employees and directors of the Company. The board of directors has recommended to the stockholders that the common shares issuable under the Plan be increased to 1,300,000. Pursuant to the Plan, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to officers and key employees of the Company and may grant nonqualified options and stock appreciation rights to directors of the Company.

     Stock options have restrictions as to transferability. The option exercise price shall be fixed by the Board but, in the case of incentive stock options, shall not be granted at an exercise price less than 100% of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that

                                 EVERCEL, INC.

have been granted are exercisable commencing one year after grant at the rate of 25% of such shares in each succeeding year, unless otherwise agreed.

     In connection with the hiring of the Company's Chairman of the Board and Chief Executive Officer, options were granted to purchase 166,666 and 200,000 shares of the Company's common stock at the purchase price of $3.00 per share (the market value at the date of the grant). In addition, the Company and FuelCell agreed to issue the Chairman of the Board one share of the Company's Common Stock for every 2.25 shares of FuelCell Common Stock which he purchases pursuant to his exercise of FuelCell Options. Under this agreement, an option has been granted to acquire a total of 166,666 shares of Common Stock at an exercise price based proportionally upon the relative fair market value of FuelCell Common Stock and the Company's Common Stock.

                                                      RISK FREE
                                        DIVIDEND    INTEREST RATE    EXPECTED    VOLATILITY
                                          RATE          RANGE          LIFE        FACTOR
                                        --------    -------------    --------    -----------
Two Months Ended December 31, 1999....     0%        4.70-6.35 %     10 years    .5971-.6225
Years Ended October 31, 1999..........     0%        4.31-6.35 %     10 years    .5495-.6225

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have be reduced to the pro forma amounts indicated below.

                                                       (IN THOUSANDS, EXCEPT
                                                        PER SHARE AMOUNTS)
                                                  YEAR ENDED     TWO MONTHS ENDED
                                                  OCTOBER 31,      DECEMBER 31,
                                                     1999              1999
                                                  -----------    ----------------
Net Loss:
  As reported...................................    $(4,961)         $(1,320)
  Pro forma.....................................     (6,128)          (1,350)
Loss per share:
  As reported -- Basic..........................    $ (1.11)         $ (0.23)
  Pro forma -- Basic............................      (1.38)           (0.24)

Pro forma net income reflects only options granted in 1999.

The following table summarizes the plan activity:

                                            NUMBER         RANGE OF        WEIGHTED AVERAGE
                                          OF OPTIONS     OPTION PRICES       OPTION PRICE
                                          ----------    ---------------    ----------------
Outstanding at October 31, 1998
  Granted...............................    649,764     $ 3.00 - $ 6.28         $   --
  Exercised.............................   (166,666)    $ 3.00 - $ 3.00         $ 3.48
  Cancelled.............................    (18,666)    $ 5.72 - $ 5.72         $ 5.72
                                           --------                             ------
Outstanding at October 31, 1999.........    464,432     $ 3.00 - $ 6.28         $ 3.52
  Granted...............................      2,000     $10.00 - $10.00         $10.00
  Cancelled.............................     (6,000)    $ 5.72 - $ 5.72         $ 5.72
                                           --------                             ------
Outstanding at December 31, 1999........    460,432     $ 3.00 - $10.00         $ 3.52
                                           ========                             ======

                                 EVERCEL, INC.

Options outstanding and exercisable at December 31, 1999 are as follows:

                               WEIGHTED AVERAGE
   RANGE OF        NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICES  OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------  -----------   ----------------   ----------------   -----------   ----------------
$3.00 to $ 4.75    389,998           8.90              $3.09           98,498           $3.00
$5.72 to $10.00     70,434           9.47              $5.89               --              --
---------------    -------           ----              -----           ------           -----
$3.00 to $10.00    460,432           8.99              $3.52           98,498           $3.00
===============    =======           ====              =====           ======           =====

(9) PRIVATE PLACEMENT OF EQUITY SECURITIES

     On December 16, 1999 the Company raised $6.6 million in capital through the private placement of equity securities and a commitment from these investors for an additional $3.3 million, at Evercel's option (the "Private Placement"), for manufacturing expansion in the United States, working capital and general corporate purposes. Investors in the Private Placement received 264,000 Shares of Series A Convertible Preferred Stock at an issue price of $25 per share, with a dividend of 8 percent payable in additional Preferred Shares or in cash, which are convertible to common shares at a conversion price of $6.88. The Preferred Shares are callable by the Company three years following the issue date, or at any time one year following the issue date if certain Common stock price levels are reached. Each Preferred Share also carries a five-year warrant, which is exercisable into two shares of common stock at $8.25 per Share. The warrants are callable at any time after one year following the issue date if certain common stock price levels are reached during the warrant's five-year period. Each owner of Series A Shares is subject to a call by the Company to purchase additional Convertible Preferred Shares in an amount equal to 50 percent of its investment in Series A Shares. The call right by the Company expires August 31, 2000.

(10) EMPLOYEE BENEFITS

     Subsequent to October 31, 1999, the Company started a defined contribution 401(K) plan ("The Safe Harbor Plan"). The plan provides for the Company to match employee contributions to The Safe Harbor Plan up to a maximum of 3% of the employees' gross W-2 earnings. For the years ended October 31, 1999 and 1998, the company participated in the FuelCell Capital Accumulation Plan. The Company contributed $2,000 and $28,000 to this plan for those periods, respectively. For the two months ended December 31, 1998, the Company contributed $8,000 to the Safe Harbor Plan. The Company also participated in the FuelCell Pension Plan for the year ended October 31, 1998, to which the Company contributed $33,000.

(11) INCOME TAXES

     The components of income tax expense (benefit) were as follows for the years ended October 31, 1998 and 1999 and the two months ended December 31, 1999:

                                                                (IN THOUSANDS)
                                                  OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                     1998           1999            1999
                                                  -----------    -----------    ------------
Current:
  Federal.......................................    $(1,006)        $(315)           $--
  State.........................................         --           (45)           --
                                                    -------         -----
                                                     (1,006)         (360)           --
                                                    -------         -----            --

                                 EVERCEL, INC.

                                                                (IN THOUSANDS)
                                                  OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                     1998           1999            1999
                                                  -----------    -----------    ------------
Deferred:
  Federal.......................................         --            --            --
  State.........................................         --            --            --
                                                    -------         -----            --
Total income tax benefit........................    $(1,006)        $(360)           $--
                                                    =======         =====            ==

     The reconciliation of the statutory income tax rate to the Company's effective income tax rate for the years ended October 31, 1998 and 1999 and the two months ended December 31, 1999 was as follows:

                                                  OCTOBER 31,    OCTOBER 31,    DECEMBER 31,
                                                     1998           1999            1999
                                                  -----------    -----------    ------------
Statutory federal income tax rate...............     (34.0)%        (34.0)%        (34.0)%
Nondeductible expenditures......................       3.8%          (0.4)%          1.1%
State tax, net of federal benefit...............        --           (0.9)%           --
Valuation Allowance.............................        --           28.5%          32.9%
                                                     -----          -----          -----
Effective income tax rate.......................     (30.2)%         (6.8)%          0.0%
                                                     =====          =====          =====

     The Company's deferred tax assets and liabilities consisted of the following at October 31, 1999 and December 31, 1999:

                                                            (IN THOUSANDS)
                                                      OCTOBER 31,    DECEMBER 31,
                                                         1999            1999
                                                      -----------    ------------
Deferred tax assets:
  Incentive bonuses.................................    $     6        $    --
  Vacation accrual..................................         15             46
  Allowance for doubtful accounts...................         --              2
  Net operating loss carryforwards..................      1,929          2,451
                                                        -------        -------
Gross deferred tax assets...........................      1,950          2,499
  Valuation allowance...............................     (1,937)        (2,445)
                                                        -------        -------
Deferred tax assets after Valuation allowance.......         13             54
Deferred liability --
  Accumulated depreciation..........................        (30)           (40)
  Incentive bonuses.................................         --            (30)
  Other.............................................         --             (1)
                                                        -------        -------
Gross deferred tax liability........................        (30)           (71)
Net deferred tax assets/liability)..................    $   (17)       $   (17)
                                                        =======        =======

     The Company has a federal net operating loss carryforward of approximately $5.8 million, of which $4.4 million will expire in 2018 and $1.4 million will expire in 2019.

(12) SUBSEQUENT EVENT

     The Company declared a 100% stock dividend having the effect of 2 for 1 stock split payable on March 22, 2000 to shareholders of record on March 7, 2000. All share and per share data have been adjusted retroactively to give effect to the stock dividend.

                                 EVERCEL, INC.

                            CONDENSED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1999            2000
                                                              ------------    -------------
                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 6,117         $  9,596
  Accounts receivable.......................................        193               49
  Inventories...............................................        159              598
  Other current assets......................................         35              406
                                                                -------         --------
          Total current assets..............................      6,504           10,649
  Property, plant and equipment, net........................      1,703            3,213
  Other assets, including deposits on new equipment, net....        603            5,311
                                                                -------         --------
TOTAL ASSETS................................................    $ 8,810         $ 19,173
                                                                =======         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   391         $  1,208
  Accrued liabilities.......................................        351            1,259
                                                                -------         --------
          Total current liabilities.........................        742            2,467
Long-term liabilities.......................................         --              115
                                                                -------         --------
          Total liabilities.................................        742            2,582
Shareholders' equity:
  Preferred Stock ($0.01 par value); 1,000,000 shares
     authorized: 264,000 issued and outstanding at September
     30, 2000 and December 31, 1999 (with cumulative
     dividends at 8%).......................................          3                3
  Common Stock ($0.01 par value); 30,000,000 shares
     authorized: 7,137,504 and 5,722,090 issued and
     outstanding at September 30, 2000 and December 31,
     1999, respectively.....................................         57               71
  Additional paid-in-capital................................     14,084           30,103
  Note receivable from shareholder..........................       (300)            (300)
  Accumulated deficit.......................................     (5,776)         (13,286)
                                                                -------         --------
          Total shareholders' equity........................      8,068           16,591
                                                                -------         --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................    $ 8,810         $ 19,173
                                                                =======         ========

                  See notes to condensed financial statements.

                                 EVERCEL, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1999             2000
                                                              -------------    -------------
Revenues....................................................     $    --          $    94
Cost and expenses:
  Cost of revenues..........................................          --              286
  Administrative and selling expenses.......................       1,817            5,079
  Research and development..................................       1,946            3,063
                                                                 -------          -------
          Total operating costs and expenses................       3,763            8,428
                                                                 -------          -------
Loss from operations........................................      (3,763)          (8,334)
Interest income, net........................................          80              454
License fee income..........................................          --              572
Losses of unconsolidated affiliate..........................          --             (114)
Other income (expense)......................................          (1)              --
                                                                 -------          -------
Loss before income taxes....................................      (3,684)          (7,422)
Income tax expense (benefit)................................        (111)              88
                                                                 -------          -------
Net loss....................................................      (3,573)          (7,510)
Preferred stock dividends...................................          --             (396)
                                                                 -------          -------
Net loss -- common shareholders.............................     $(3,573)         $(7,906)
                                                                 =======          =======
Basic and diluted loss per share............................     $ (0.80)         $ (1.22)
                                                                 =======          =======
Basic and diluted shares outstanding........................       4,466            6,455
                                                                 =======          =======

                  See notes to condensed financial statements.

                                 EVERCEL, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                              ------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1999             2000
                                                              -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................     $(3,573)         $(7,510)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................         128              286
  (Increase) decrease in operating assets:
     Accounts receivable....................................          13              144
     Inventories............................................        (155)            (439)
     Other current assets...................................          --             (371)
  Increase (decrease) in operating liabilities:
     Accounts payable.......................................          49              817
     Accrued liabilities....................................         297              798
  Other, net................................................         291              152
                                                                 -------          -------
       Net cash used in operating activities................      (2,950)          (6,123)
                                                                 -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................      (1,107)          (3,887)
  Investment in subsidiaries................................          --           (2,654)
                                                                 -------          -------
       Net cash used in investing activities................      (1,107)          (6,541)
                                                                 -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings from FuelCell Energy, Inc. ....................        (821)              --
  Preferred stock dividends paid............................          --             (286)
  Proceeds from common stock issued.........................       7,735           16,429
  Contributions from FuelCell Energy, Inc...................        (340)              --
                                                                 -------          -------
       Net cash provided by financing activities............       6,574           16,143
                                                                 -------          -------
Net increase in cash and cash equivalents...................       2,517            3,479
Cash and cash equivalents -- beginning of period............           1            6,117
                                                                 -------          -------
Cash and cash equivalents -- end of period..................     $ 2,518          $ 9,596
                                                                 =======          =======
CASH PAID DURING THE PERIOD FOR:
  Income taxes..............................................     $    --          $    88
                                                                 =======          =======

                  See notes to condensed financial statements.

                                 EVERCEL, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     On October 6, 1999, the Board of directors voted to change the fiscal year end of Evercel, Inc. from October 31 to December 31. The accompanying financial statements represents our financial position as of September 30, 2000 and December 31, 1999, and the results of operations of Evercel, Inc. for the three and nine months ended September 30, 2000 , the three months ended September 30, 1999 and of the operations of the Battery Group of FuelCell Energy, Inc ("FuelCell") for the period January 1, 1999 through February 21, 1999 and of Evercel from February 22, 1999 through September 30, 1999.

     Comparative amounts for the three and nine months ended September 30 are unaudited. In the opinion of management, the information presented in the unaudited three and nine month statements reflects all adjustments necessary for a fair presentation of our results of operations for those periods.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     We are engaged in the design and manufacture of innovative, patented nickel-zinc rechargeable batteries, as well as the research and design of other advanced battery technologies. The nickel-zinc battery has commercial applications in markets requiring long cycle life, light weight and relative cost efficiency.

  Spin-off from FuelCell Energy, Joint Ventures and License Agreements

     On February 22, 1999, FuelCell effected a spin-off of us by deconsolidating the financial statements of Evercel and a Joint Venture from its consolidated financial statements. As part of the spin-off, FuelCell transferred capital assets (net), prepaid spin-off costs, accounts receivable and short-term liabilities amounting to $1,228,000, $501,000, $36,000 and $1,096,000, respectively. FuelCell distributed to its shareholders in a tax-free distribution one share of Evercel common stock for every three shares of common stock of FuelCell held on the record date of February 22, 1999. On April 5, 1999, we completed a rights offering of our shares at $3.00 per share and began trading.

     In February 1998, FuelCell entered into the Nan Ya License Agreement with a joint venture between Nan Ya Plastics Corporation of Taiwan, a Formosa Plastics Group company, and Xiamen Three Circles Co., Ltd. of Xiamen, China for the use of our nickel-zinc batteries in electric and hybrid electric vehicles in China, Taiwan, Hong Kong and Macao on an exclusive basis and for certain other Southeast Asian countries on a non-exclusive basis. The license agreement calls for the payment of $5.0 million in three stages and a royalty for the exclusive and non-exclusive territories. The payments include $1.5 million received by FuelCell in 1998, of which $1.3 million and $0.2 million, respectively, were recorded on FuelCell's financial statements in 1999 and 1998. A further $2.0 million was to be paid to us based on cycle life testing that was substantially achieved in December, 1999. Although we believe the principal milestone conditions have been achieved and we have received $572,000, we cannot guarantee that we will receive the remaining balance. If we receive the balance of the $2.0 million payment, we may also be entitled to a final payment of $1.5 million to be paid to us upon completion of duplication of the battery at its facilities in China. The Nan Ya License Agreement provides that we have the right to invest the final payment in equity in the joint venture manufacturing and sales organization formed between Nan Ya Plastics and Xiamen Three Circles Co., Ltd.

     In July 1998, FuelCell also entered into a Technology Transfer and License Contract (the "Three Circles License Agreement") with Xiamen Three Circles-ERC Battery Corp., Ltd. for the use of our nickel-zinc batteries in electric bicycles, scooters, three-wheel vehicles, off-road vehicles, and miner's safety lamps in China on an exclusive basis and Southeast Asia on a non-exclusive basis. The license included an initial payment to FuelCell of $3 million. In connection with the Three Circles License Agreement,

                                 EVERCEL, INC.

FuelCell also entered into a joint venture agreement with Xiamen Three Circles Co., Ltd., used this $3.0 million as its initial investment in the joint venture and subsequently contributed an additional $80,500 to receive a 50.5% share of the joint venture called Xiamen Three Circle-ERC Battery Corp. (the "Joint Venture"). Pursuant to the Three Circles License Agreement, the Joint Venture must also pay us certain royalties based upon the value of nickel-zinc batteries sold, leased or transferred in the applicable territories. In addition, the Joint Venture may sub-license our technology to third parties in China, Hong Kong, Taiwan and Macao on a non-exclusive basis. In August 2000, we invested an additional $2.5 million in the joint venture.

     In accordance with a License Assistance Agreement entered into between us and FuelCell, we have agreed to provide all services and assistance necessary for it to effectively fulfill, on behalf of FuelCell, all of FuelCell's obligations under the Joint Venture and the related license agreement until such time as FuelCell obtains the approval from the Chinese partner and appropriate Chinese governmental authority for the assignment of such agreements to us. In return for such assistance, FuelCell will pay to us an amount equal to the sum of all money, dividends, profits, reimbursements, distributions and payments actually paid to FuelCell pursuant to the Joint Venture contract and related license agreement. We would pay FuelCell all payments made by FuelCell pursuant to the Joint Venture contract and related license agreement. All expenses and costs incurred by us in meeting the obligations under the License Assistance Agreement shall be solely ours, and FuelCell shall not be liable for their payment. We account for our involvement in the Joint Venture under the License Assistance Agreement under the equity method of accounting because we do not have significant control over the Joint Venture.

     On July 13, 2000 Madison Capital Group, USA, LLC, acting as financial advisor to the participating investors, announced the incorporation of OXYGEN, S.p.A. in Italy. We have invested $154,000 in Oxygen, representing an initial investment interest of 26.7%, and we will be the exclusive supplier of batteries to Oxygen, which has been created to provide a complete transportation solution in Italy, including non-polluting electric two-wheeled vehicles and the necessary infrastructure to make these vehicles feasible and affordable.

(3) CAPITALIZATION

     We declared a 100% stock dividend having the effect of a 2-for-1 stock split payable on March 22, 2000 to shareholders of record on March 7, 2000. All share and per share data have been adjusted retroactively to give effect to the stock dividend.

     On May 12, 2000 we completed a stock offering of 1,250,000 common shares at $12.50 per share, and on May 22, 2000 the underwriter, Burnham Securities Inc., exercised an over-allotment option of 141,080 shares resulting in total net proceeds of $15,940,000.

     On July 19, 2000 at our Annual Meeting, our shareholders approved an increase in the number of common shares authorized from 10 million to 30 million and expanded the authorization of shares under the 1998 Equity Incentive Plan from 600,000 to 1,300,000 shares.

                                 EVERCEL, INC.

(4) INVENTORY

     Inventories consists of the following:

                                                            (IN THOUSANDS)
                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1999            2000
                                                     ------------    -------------
Raw Materials......................................      $123            $501
Work in Progress...................................        23              97
Finished Goods.....................................        13              --
                                                         ----            ----
Total Inventories..................................      $159            $598
                                                         ====            ====

(5) SUBSEQUENT EVENTS

     On October 12, 2000, we signed a joint Memorandum of Understanding with Oxygen, S.p.A. and Eurosolare, the solar energy division of the ENI Group of Italy, to develop a series of solar powered electric vehicle maintenance and charging stations in key areas of major cities in Italy for use with our nickel-zinc batteries and traditional batteries. The charging stations will be used with Oxygen's electric scooters, as well as other electric vehicles. The first "stations" are planned for Rome (two) and Palermo (one) by December 31, 2000. Currently there are no further financial commitments to either Oxygen or Eurosolare.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            , 2001

                                 [EVERCEL LOGO]

                        3,000,000 SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

MORGAN KEEGAN & COMPANY, INC.                            BURNHAM SECURITIES INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        DESCRIPTION OF INSIDE BACK COVER


     The name "Evercel" and a website address are set forth on the top of the page.

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     The name "Evertroll" and a website address are set forth on the bottom of
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